JANUARY 29, 2026

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0505

RE: The Hartford Mutual Funds, Inc.
        The Hartford Mutual Funds II, Inc.
        Hartford Series Fund, Inc.
        Lattice Strategies Trust
        Hartford Funds Exchange-Traded Trust
        Hartford Schroders Private Opportunities Fund

Ladies and Gentlemen:

On behalf of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Lattice Strategies Trust, Hartford Funds Exchange-Traded Trust, and Hartford Schroders Private Opportunities Fund (each a "Registrant" and collectively, the "Registrants"), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act") are the following documents:

1.   A copy of the Investment Company Blanket Bonds (the "Fidelity Bond") for the Registrants, including any riders thereto;
2.   A copy of the resolution approving the Fidelity Bond unanimously adopted by the members of the Boards of Directors/Trustees of the Registrants who are not "interested persons" (as defined under Section 2(a)(19) of the 1940 Act);
3.   A copy of the joint insured agreement; and
4.   A spreadsheet showing the amount of single insured bond coverage that each Registrant would be required to obtain had it not obtained the Fidelity Bond.

The Registrants paid the premium of $44,497 for the fidelity bond coverage for the period October 1, 2025, through September 30, 2026.

Please contact me at (610) 386-4068 if you have any questions.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Secretary


Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

ITEM 1	**INSURED:**

Hartford Series Fund, Inc.

Principal Address:
Corporate Risk Management
One Hartford Plaza
HARTFORD, CT 06155

(hereinafter, "Insured")

ITEM 2	**POLICY PERIOD:**

Inception Date: September 30, 2025   Expiration Date: September 30, 2026
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3	**ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:**

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
     P.O. Box 2989
     Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
          One Tower Square, MN06
          Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4	If "*Not Covered*" is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$10,000,000	$0
Coverage A.2. Restoration Expenses	$10,000,000	$250,000

B. ON PREMISES	$10,000,000	$250,000
C. IN TRANSIT	$10,000,000	$250,000
D. FORGERY OR ALTERATION	$10,000,000	$250,000
E. SECURITIES	$10,000,000	$250,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$10,000,000	$250,000
G. CLAIM EXPENSE	$250,000	$5,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$500,000	$5,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$10,000,000	$250,000
Coverage I.2. Fraudulent Instructions	$10,000,000	$250,000
Coverage I.3. Restoration Expense	Not Covered	
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$10,000,000	$250,000

ITEM 5   **PREVIOUS BONDS OR POLICIES:**

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6   **DISCOVERY PERIOD:**

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7   **FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:**

IVBB-16001-0116; IVBB-19004-0116; IVBB-19004-0116; IVBB-19010-0116; IVBB-19011-0116;
IVBB-10003-0816; IVBB-10006-1016; IVBB-10007-1016; IVBB-10008-1016; IVBB-10009-1016;
IVBB-10010-1116; IVBB-19044-0518; IVBB-19045-0319; IVBB-19038-0422; IVBB-17005-0116

PRODUCER INFORMATION:

AON RISK SERVICES NE INC
ONE LIBERTY PLZ
165 BROADWAY 33RD FL
NEW YORK, NY 10006

Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

President   Corporate Secretary





I.   CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of an agreed premium and subject to the Declarations and pursuant to all the terms, conditions, exclusions and limitations of this bond, the Company agrees to indemnify the Insured as set forth in ITEM 1 of the Declarations (herein called Insured) for:

II.   INSURING AGREEMENTS

A.   FIDELITY

Coverage A.1. Larceny or Embezzlement

Loss resulting directly from **Larceny or Embezzlement** committed by an **Employee** acting alone or in collusion with others.

Coverage A.2. Restoration Expenses

Restoration Expenses incurred by the Insured and resulting directly from a **Computer Violation** by an **Employee**.

B.   ON PREMISES

1.   Loss of **Property** resulting directly from:

   a.   robbery, burglary, mysterious unexplainable disappearance or misplacement and damage or destruction; or

   b.   theft, false pretenses, or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the **Property** was surrendered,

   while the **Property** is lodged or deposited within offices or premises located anywhere. The premises of a **Depository** will be deemed premises of the Insured, but solely as respects loss of **Certificated Securities**. Coverage for **Certificated Securities** held by such **Depository** is limited to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such **Depository**. The Company will not be liable under Insuring Agreement B for loss in connection with the central handling of securities within the systems established and maintained by any **Depository** unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the **Depository** against such loss.

   This bond does not afford any coverage in favor of any **Depository** or exchange or any nominee in whose name is registered any security included within the **Depository's** systems.

2.   Direct loss, through any hazard specified in Insuring Agreement B.1. of any **Property** while such **Property** is within any of the Insured's or an **Investment Adviser's** offices and in the possession of any customer of the Insured, any representative of such customer or any **Employee** whether or not the Insured is liable for the loss thereof, and provided such loss, at the option of the Insured, is included in the Insured's proof of loss, but excluding, in any event, loss caused by such customer, any representative of such customer, or any **Employee**.

C.   IN TRANSIT

Loss of **Property** (occurring with or without negligence or violence) resulting directly from robbery, larceny, theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of **Property**, while the **Property** is in transit anywhere in the custody of any person or persons acting as **Messenger**, except while in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such **Property** by the transporting person or persons, and to end immediately upon delivery thereof at destination, but only while the **Property** is being conveyed.

D.   FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any **Property** in reliance on any **Written, Original**:

1.   **Negotiable Instrument** (except an **Evidence of Debt**);

2.   **Certificate of Deposit**;

3.   **Letter of Credit**;

4.   **Withdrawal Order**;

5.   **Acceptance**;

6.   receipt for the withdrawal of **Property**; or

7.   instruction or advice directed to the Insured or an **Investment Adviser** and purportedly signed by a **Customer** of the Insured or by a **Financial Institution**,

which (a) bears a handwritten signature which is a **Forgery**; or (b) is altered, but only to the extent the **Forgery** or alteration causes the loss.

Actual physical possession of the items listed in 1. through 7. above by the Insured is a condition precedent to the Insured's having relied on the items.

E.   SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1.   acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any **Original Written** document that is a (an):

    a.   **Certificated Security**;

    b.   **Document of Title**;

    c.   deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

    d.   **Certificate of Origin or Title**;

    e.   **Certificate of Deposit**;

    f.   **Evidence of Debt**;

    g.   corporate, partnership, or personal **Guarantee**;

    h.   **Security Agreement**;

i. **Instruction**;

j. **Statement of Uncertificated Security**,

that

(1) bears a handwritten signature material to the validity or enforceability of the **Original Written** document that is a **Forgery**, but only to the extent the **Forgery** causes the loss;

(2) is altered, but only to the extent the alteration causes the loss; or

(3) is lost or stolen;

2. guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, **Guarantee**, endorsement, or any items listed in items 1.a. through 1.i. above; or

3. acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a **Counterfeit,** but only to the extent the **Counterfeit** causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an **Investment Adviser**, a **Custodian**, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured's having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS

Loss resulting directly from the receipt by the Insured, in good faith, of any **Counterfeit Money** of the United States of America and its territories and possessions, Canada or any other country, or of **Counterfeit** money orders denominated in United States or Canadian currency.

G. CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under any Insuring Agreement covered under this bond, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement. Such expenses include costs incurred (including necessary wages of **Employees**) for that part of audits or examinations performed, whether or not required by State or Federal supervisory authorities and conducted either by such authorities or by independent accountants, by reason of the discovery of loss sustained by the Insured.

H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS

Damages that the Insured becomes legally liable to pay its customers resulting directly from the Insured or an **Investment Adviser** having:

1. failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check or draft made or drawn by such customer; or

2. wrongfully dishonored or wrongfully failed to certify any check or draft made or drawn by the customer of the Insured or any authorized representative of such customer.

Notwithstanding any other provision of this bond, damages under paragraph 2. above do not include the amount of any check or draft in question, or any amounts paid to the payee, endorser, or accommodation party of such check or draft.

I.   COMPUTER SYSTEMS

Coverage I.1.   Computer Fraud

Loss resulting directly from **Computer Fraud**.

Coverage I.2.   Fraudulent Instructions

Loss resulting directly from the Insured or an **Investment Adviser** having, in good faith, caused a transfer of funds as a result of a **Fraudulent Instruction** when the Insured or an **Investment Adviser**, prior to causing the transfer of the funds, used its best efforts to verify the identity of the person transmitting the instruction; provided that if the instruction is purported to be from a **Customer**, the Insured, or an **Investment Adviser**:

a.   performed a **Callback Verification** with respect to such instruction; or

b.   followed commercially reasonable **Security Procedures** applicable to the transaction and instruction.

Such **Fraudulent Instruction** received and, if applicable, **Callback Verification** performed, must be either recorded, logged, or documented by the Insured or an **Investment Adviser**.

Coverage I.3.   Restoration Expenses

Restoration Expenses incurred by the Insured or an **Investment Adviser** and resulting from a **Computer Violation** by someone other than an **Employee**.

J.   UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss, including dividends and interest accrued not to exceed 15% of the value of each **Item of Deposit** that is deposited, resulting directly from the Insured or **Investment Adviser** having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** that prove to be uncollectible, provided that the crediting of such account causes:

1.   redemptions or withdrawals to be permitted;

2.   shares to be issued; or

3.   dividends to be paid.

It is a condition precedent to coverage under this Insuring Agreement that the Insured or **Investment Adviser** hold funds represented in **Items of Deposit** for the maximum number of days allowable under Regulation CC before permitting any redemptions or withdrawals, or issuing any shares or paying any dividends with respect to such **Items of Deposit**.

Items of Deposit will not be deemed to be uncollectible until the Insured's or **Investment Adviser's** standard collection procedures have failed.

This Insuring Agreement applies to Insureds with exchange privileges if all funds in the exchange program are insured by the Company for **Uncollectible Items of Deposit**. Regardless of the number of transactions between funds, the maximum number of days allowable under Regulation CC begins from the date a deposit was first credited to any fund in the exchange program.

III.   GENERAL AGREEMENTS

A.   ORGANIC GROWTH

If an Insured or **Investment Adviser**, while this bond is in force, adds additional **Employees** other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or

liabilities of, another institution, such **Employees** will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

B.   CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

If the Insured or an **Investment Adviser**, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a "Transaction"), coverage under this bond for loss which:

1.   has occurred or will occur in the offices or premises of such institution;

2.   has been caused or will be caused by any employee or employees of such institution; or

3.   has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

is provided as follows:

a.   Automatic Loss Sustained Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 60 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

b.   Automatic Discovery Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

C.   REPRESENTATION OF INSURED

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

D.   JOINT INSURED

This bond does not indemnify or hold harmless any Insured for loss sustained by an **Investment Adviser**, or by a proprietorship, partnership or corporation that is owned, controlled or operated by such Insured, and not named as an Insured hereunder, except as may be provided on a limited basis within General Agreement B., but this paragraph does not apply to loss sustained by a nominee organized by an Insured hereunder other than a holding company.

If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured fully releases the Company on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered the first named Insured. In the absence of an Insured

being specifically next named, the Insured entity having the greatest consolidated assets of all remaining Insureds then becomes the first named Insured. Knowledge possessed or discovery made by any Insured or **Investment Adviser** constitutes knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Company for loss or losses sustained by all Insureds will not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

E.   COURT COSTS AND ATTORNEY'S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND

The Company will indemnify the Insured against court costs and reasonable attorney's fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured's liability, or alleged liability, on account of any loss, claim or damage that, if established against the Insured, would constitute a collectible loss under this bond in excess of any Single Loss Deductible Amount, provided, however, that with respect to Insuring Agreement A this indemnity will apply only in the event that:

1.   an **Employee** admits to being guilty of **Larceny or Embezzlement**;

2.   an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**; or

3.   in the absence of 1. or 2. above, an arbitration panel agrees, after a review of an agreed statement of facts, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

Such indemnity is in addition to the Single Loss Limit of Insurance for the applicable Insuring Agreement or Coverage.

The Insured or an **Investment Adviser** must notify the Company promptly after notice thereof, of any such suit or legal proceeding and at the request of the Company will furnish it with copies of all pleadings and other papers therein. At the Company's election the Insured will permit the Company to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Company's selection. In such event, the Insured and **Investment Adviser** will give all reasonable information and assistance, other than pecuniary, that the Company deems necessary to the defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, then the liability of the Company under this General Agreement E. is limited to the proportion of court costs and attorney's fees incurred and paid by the Insured or by the Company that the amount recoverable under this bond bears to the total amount of the Insured's liability or alleged liability. Any amount not recoverable by reason of the Insured's liability or alleged liability being greater than the amount recoverable under any insuring agreement of this bond, does not serve to reduce the Single Loss Deductible Amount applicable to such Insuring Agreement or Coverage.

If the Company pays court costs and attorney's fees in excess of its proportionate share of such costs and fees, the Insured will promptly reimburse the Company for such excess.

IV.   DEFINITIONS

As used in this bond:

A.   *Acceptance* means a **Written** draft that the drawee has, by signature thereon, engaged to honor as presented.

B.   *Bond Period* has the meaning set forth in section VI. CONDITIONS, C. BOND PERIOD.

C.   *Callback Verification* means a verbal conversation with the purported **Customer**, using a **Pre-Determined Telephone Number**, to verify the identity of the **Customer** and the authenticity of a funds transfer request.

D. *Certificate of Deposit* means a **Written** acknowledgment by an Insured or a **Financial Institution** of receipt of **Money** with an engagement to repay it.

E. *Certificate of Origin or Title* means a **Written** document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

F. *Certificated Security* means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1. represented by a **Written** instrument issued in bearer or registered form;

2. of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3. either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

G. *Computer Fraud* means an intentional, unauthorized, and fraudulent entry of data or computer instructions directly into, or change of data or computer instructions within, a **Computer System** by a natural person or entity other than an **Employee**, including any such entry or change made via the internet or a **Network**, provided that such entry or change causes:

1. **Property** to be transferred, paid, or delivered;

2. an account of the Insured, or of its customer, to be added, deleted, debited or credited; or

3. an unauthorized or fictitious account to be debited or credited.

H. *Computer System* means:

1. any computer; and

2. any input, output, processing, storage or communication device, or any related network, operating system or application software, that is connected to, or used in connection with, such computer,

that is rented by, owned by, leased by, licensed to, or under the direct operational control of, the Insured or an **Investment Adviser**.

I. *Computer Violation* means:

1. the introduction of a **Computer Virus** into a **Computer System**; or

2. damage to, or destruction of, computer programs, software or other electronic data stored within a **Computer System** by a natural person, who has:

   a. gained unauthorized access to such **Computer System**; or

   b. authorized access to such **Computer System** but uses such access to cause such damage or destruction.

J. *Computer Virus* means any malicious code that could destroy, alter, contaminate, or degrade the integrity, quality, or performance of:

1. electronic data used, or stored, in any **Computer System** or network; or

2. a computer network, any computer application software, or a computer operating system or related network.

K. *Counterfeit* means a **Written** imitation of an actual, valid, or verifiable **Original** that is intended to deceive and to be taken as the **Original**.

L.   ***Custodian*** means an institution designated by an Insured or an **Investment Adviser** to maintain possession and control of the Insured's assets.

M.   ***Customer*** means, only with respect to Insuring Agreement I.2., an entity or natural person that has a **Funds Transfer Agreement** with the Insured or with an **Investment Adviser**.

N.   ***Depository*** means a clearing corporation that is:

     1.   registered with the Securities Exchange Commission as a clearing agency under section 17A of the Securities Exchange Act of 1934 (15 U.S.C. 78q-1); or

     2.   a Federal Reserve Bank or other person or entity authorized to operate the federal book entry system described in the regulations of the Department of Treasury codified at 31 CFR 357, Subpart B, or book-entry systems operated pursuant to comparable regulations of other federal agencies.

O.   ***Document of Title*** means a **Written** document that is a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other **Written** document that in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession that are either identified or are fungible portions of an identified mass.

P.   ***Electronic Data Processor*** means a natural person, partnership or corporation authorized in writing by the Insured or an **Investment Adviser** to perform services as a data processor of checks presented to the Insured by a customer or **Financial Institution**, but excluding any such processor who acts as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, A Federal Reserve Bank or clearinghouse will not be construed to be an **Electronic Data Processor**.

Q.   ***Electronic Record*** means information that is created, generated, sent, communicated, received, or stored by electronic means, and is retrievable in perceivable form.

R.   ***Employee*** means:

     1.   an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 60 days after such individual's termination of service, provided such termination is not due to employee fraud or dishonesty;

     2.   a guest student or intern pursuing studies or duties in any of the Insured's or an **Investment Adviser's** offices or premises covered hereunder, while such person is performing services for the Insured;

     3.   any attorney retained by the Insured or an **Investment Adviser**, and any employee of such attorney, but only while performing legal services for the Insured;

     4.   any natural person assigned to perform the usual duties of an employee within the premises of the Insured or an **Investment Adviser** and under the Insured's supervision, by contract, including such persons provided by any employment agency furnishing temporary personnel to the Insured or an **Investment Adviser** on a contingent or part-time basis, and including a natural person who is leased to the Insured or an **Investment Adviser** under a written agreement between the Insured and a labor leasing firm to perform duties related to the conduct of the Insured's business; (all such natural persons provided by a single employment agency or labor leasing firm will collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Condition R.2.);

     5.   an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, or, subject to General Agreement B., after the effective date of this bond, but only with respect to acts while an employee of such institution and which acts caused said institution to

sustain a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;

6.   each natural person, partnership, or corporation authorized by the Insured or an **Investment Adviser** to perform services as an **Electronic Data Processor** (each such **Electronic Data Processor**, and the partners, officers and employees of such **Electronic Data Processor** will collectively be deemed to be one **Employee** for all the purposes of this bond, except with respect to Condition R.2.);

7.   any director or trustee of an Insured, **Investment Adviser**, underwriter (distributor), transfer agent, shareholder accounting record keeper, or administrator authorized by **Written** agreement with the Insured to keep financial or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of the Insured;

8.   any natural person who is a volunteer, while such person is subject to the Insured's direction and control and is performing services for the Insured;

9.   any natural person who is a former employee retained as a consultant, pursuant to a written agreement with the Insured, while that person is subject to the Insured's direction and control and performing services for the Insured; and

10.   any officer, partner, or employee of:

     a.   an **Investment Adviser**;

     b.   an underwriter (distributor);

     c.   a transfer agent or shareholder accounting record-keeper; or

     d.   an administrator authorized by written agreement to keep financial or other required records,

     for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the **Investment Adviser**, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such **Employee** while on leave, regardless of whether such person remains subject to the Insured's direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S.   *Evidence of Debt* means a **Written** instrument, including a **Negotiable Instrument**, executed, or purportedly executed, by a customer of the Insured and held by the Insured or an **Investment Adviser** that in the regular course of business is treated as evidencing the customer's debt to the Insured.

T.   *Financial Institution* means:

1.   a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or

2.   a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

provided that **Financial Institution** does not include any such entity, institution or organization that is an Insured or an **Investment Adviser**.

U.   *Forgery* means signing the name of another person or organization with a handwritten signature directly applied to a **Written** document without authority, and with the intent to deceive.

A signature written on an electronic pad that captures the signature for purposes of creating an electronic digitized image of a handwritten signature, or a reproduction of a handwritten signature, is treated the same as a handwritten signature. Any other form of electronic signature or digital signature is not treated the same as a handwritten signature.

Forgery does not mean a signature that consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

V.   *Fraudulent Instruction* means an intentional, fraudulent and unauthorized instruction directed to the Insured or an **Investment Adviser**, that is:

1.   transmitted via telefacsimile, and:

   a.   purports and reasonably appears to be from a **Customer**, a **Financial Institution**, or another office of the Insured;

   b.   was in fact transmitted by someone other than a **Customer**, a **Financial Institution**, or another office of the Insured; and

   c.   purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer that proves to have been used by an unauthorized person; or

2.   transmitted verbally, via telephone, and purports to be from:

   a.   an officer, director, partner or employee of a **Customer**, who is authorized by the **Customer** to instruct the Insured or an **Investment Adviser** to make such a transfer;

   b.   a **Customer** who is a natural person; or

   c.   an **Employee** in another office of the Insured who was authorized by the Insured to instruct other **Employees** to transfer funds on deposit in a **Customer's** account; and was received by an **Employee** specifically designated to receive and act upon such instructions,

   but was in fact transmitted by someone other than a person described in paragraph V.2.; or

3.   transmitted via electronic mail and purports and reasonably appears to be from a **Customer** of the Insured, but was in fact transmitted by someone other than such **Customer**.

Fraudulent Instruction does not include any instruction that purports to be from a **Customer** unless the instruction is transmitted by a method that is authorized in the **Funds Transfer Agreement** between the Insured and the **Customer**.

W.   *Funds Transfer Agreement* means an agreement, signed by the **Customer**, that:

   a.   authorizes the Insured or an **Investment Adviser** to rely on instructions transmitted by either voice, telefacsimile or electronic mail to make funds transfers; and

   b.   provides the Insured or an **Investment Adviser** with the names of persons authorized to initiate funds transfers.

X. *Guarantee* means a **Written** undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a **Financial Institution** from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

Y. *Instruction* means a **Written** order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge, or release from pledge of the **Uncertificated Security** specified be registered.

Z. *Investment Adviser* means any entity defined in §202(a)(11) of, and registered under, the Investment Advisers Act of 1940, as amended, but only while acting on behalf of the Insured.

AA. *Item of Deposit* means any checks or drafts deposited into the account of a customer, shareholder or subscriber.

BB. *Larceny or Embezzlement* means larceny or embezzlement as defined in the Investment Company Act of 1940, §37 as amended.

CC. *Letter of Credit* means an engagement in writing by a **Financial Institution** or other person made at the request of a customer that the **Financial Institution** or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the **Letter of Credit**.

DD. *Loan* means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

EE. *Messenger* means an **Employee** while in possession of the Insured's **Property** away from the Insured's or **Investment Adviser's** premises and any other natural person acting as custodian of the **Property** during an emergency arising from the incapacity of the original **Employee**.

FF. *Money* means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

GG. *Negotiable Instrument* means a **Written** document, that:

    1.   is signed by the maker or drawer;

    2.   contains an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

    3.   is payable on demand or at a definite time; and

    4.   is payable to order or bearer.

    Negotiable Instrument also means a counterfeit check or **Substitute Check**.

HH. *Network* means any and all services provided by or through the facilities of any electronic or computer communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), National Automated Clearing House Association (NACHA) and similar interbank payment or settlement systems, including any shared networks, internet access facilities, or other similar facilities for such systems in which the Insured participates, allowing the input, output, examination, or transfer of data or programs from one computer to a **Computer System**.

II. *Original* means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

JJ. *Pre-Determined Telephone Number* means a telephone number that:

    1.   was provided by the **Customer** when the **Customer** opened the account with the Insured or an **Investment Adviser**;

2. was provided in person by the **Customer** after the **Customer** opened the account with the Insured or an **Investment Adviser**, while physically present on the Insured's or **Investment Adviser's** premises and while presenting a government-issued photo identification;

3. was provided in a **Funds Transfer Agreement**;

4. replaced a telephone number previously provided for the **Customer's** account, provided that confirmation of the legitimacy of the change was achieved through direct contact with the **Customer** at a telephone number described in paragraph JJ.1., JJ.2. or JJ.3. above; or

5. replaced a telephone number previously provided for the **Customer's** account and was received by the Insured or the **Investment Adviser** at least 30 days prior to the receipt of the **Fraudulent Instruction**.

KK. *Property* means **Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit**, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether **Written** or recorded electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property that are not hereinbefore enumerated.

LL. *Restoration Expenses* means reasonable costs incurred by the Insured or an **Investment Adviser**, with the Company's prior written consent, to restore, replace or reproduce damaged or destroyed computer programs, software or other electronic data stored within a **Computer System**, or that the Insured owns, holds or is responsible for, to the condition that existed immediately preceding a **Computer Violation**; provided that if it is determined by the Insured or **Investment Adviser** that such computer programs, software or other electronic data cannot reasonably be restored, replaced or reproduced, then **Restoration Expenses** means only the reasonable costs incurred by the Insured or an **Investment Adviser**, with the Company's prior written consent, to reach such determination.

Restoration Expenses do not include:

1. expenses incurred as a result of the reconstruction of computer programs, software, or other electronic data that the Insured did not have a license to use;

2. expenses incurred to restore, replace, or reproduce damaged or destroyed computer programs, software or other electronic data if such damage or destruction was caused by computer programs, software, or other electronic data that the Insured did not have a license to use;

3. expenses incurred to design, update, improve, or perfect the operation or performance of computer programs, software, or other electronic data; or

4. expenses incurred to redo the work product, research, or analysis that was the basis of, or resulted in, any computer programs, software, or other electronic data stored.

MM. *Security Agreement* means a **Written** agreement that creates an interest in personal property or fixtures and that secures payment or performance of an obligation.

NN. *Security Procedure* means the Insured's or **Investment Adviser's** established authentication process, other than voice recognition, that requires the use of algorithms or other codes, identifying words or numbers, encryption, or similar security devices or procedures. The following are not considered a **Security Procedure**:

1. a general statement that the Insured or **Investment Adviser** may establish security procedures;

2. a statement that the Insured or **Investment Adviser** may perform a callback or other security procedure; or

3. a statement that the Insured or **Investment Adviser** will only accept requests from persons named on the account.

OO. *Single Loss* has the meaning set forth in section VI. CONDITIONS, D. SINGLE LOSS.

PP. *Statement of Uncertificated Security* means a **Written** statement of the issuer of an **Uncertificated Security** containing:

    1.   a description of the issue of which the **Uncertificated Security** is a part;

    2.   the number of shares or units:

        a.   transferred to the registered owner;

        b.   pledged by the registered owner to the registered pledgee;

        c.   released from pledge by the registered pledgee;

        d.   registered in the name of the registered owner on the date of the statement; or

        e.   subject to pledge on the date of the statement;

    3.   the name and address of the registered owner and registered pledgee;

    4.   a notation of any liens and restrictions of the issuer and any adverse claims to which the **Uncertificated Security** is or may be subject to, or a statement that there are none of those liens, restrictions or adverse claims; and

    5.   the date:

        a.   the transfer of the shares or units to the new registered owner of the shares or units was registered;

        b.   the pledge of the registered pledgee was registered; or

        c.   of the statement, if it is a periodic or annual statement.

QQ. *Substitute Check* means a paper reproduction of an **Original Written** check as defined in the Check Clearing for the 21st Century Act of 2003, as amended.

RR. *Transportation Company* means any organization that provides its own or leased vehicles for transportation or that provides freight forwarding or air express services.

SS. *Uncertificated Security* means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

    1.   not represented by a **Written** instrument issued in bearer or registered form and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

    2.   of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

    3.   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

TT. *Withdrawal Order* means a non-negotiable **Written** instrument, other than an **Instruction**, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

UU. *Written* means expressed through letters or marks placed upon paper and visible to the eye. It does not include information contained in an **Electronic Record**, or only with respect to Insuring Agreement D, information communicated via telefacsimile.

V. EXCLUSIONS

A. This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F or G.

B. This bond does not cover loss due to war, invasion, acts of foreign enemies, hostilities (whether war is declared or not), civil war, rebellion, revolution, insurrection, military or usurped power, confiscation, nationalization, requisition, or destruction of, or damage to, property by or under the order of any government, public or local authority, unless such loss occurs in transit in the circumstances recited in Insuring Agreement C and unless, when such transit was initiated, there was no knowledge of such act or condition related to any of the foregoing on the part of any person acting for the Insured in initiating such transit.

C. This bond does not cover loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological, or chemical contamination or to any related act or incident.

D. This bond does not cover loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned, or elected official or an **Employee** of the Insured, except when performing acts coming within the scope of the usual duties of an **Employee**, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured.

E. This bond does not cover loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any **Loan** or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or **Evidences of Debt**, whether such **Loan**, transaction or extension was procured in good faith or through trick, artifice, fraud, or false pretenses, except when covered under Insuring Agreement A or E.

F. This bond does not cover loss caused by an **Employee**, except:

1. when covered under Insuring Agreement A.; or

2. when covered under Insuring Agreement B. or C. and resulting directly from mysterious unexplainable disappearance or misplacement, or unintentional destruction of or damage to **Property**.

G. This bond does not cover loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification cash management or other cards:

1. in obtaining credit or funds;

2. in gaining access to any automated teller machine; or

3. in gaining access to any point of sale terminal, customer-bank communication terminal, or similar electronic terminal of any electronic funds transfer system,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement A.

H. This bond does not cover loss through the surrender of **Property** away from an office of the Insured or an **Investment Adviser** as a result of a threat:

1. to do bodily harm to any person, except loss of **Property** in transit in the custody of a **Messenger** provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

2. to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement A.

I. This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured or an **Investment Adviser** at the time of such payment or withdrawal, or except when covered under Insuring Agreement A.

J. This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer's account involving items of deposit that are not finally paid for any reason, including forgery or any other fraud, except when covered under Insuring Agreement A or J, however, this exclusion does not apply to United States Government checks or drafts that are returned to the Insured by the United States Government for any reason after the funds for said checks or drafts have been remitted to the Insured or credited to the Insured's account.

K. This bond does not cover loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement A, D, but only as respects **Negotiable Instruments** (except **Evidences of Debt** or **Substitute Checks**), E or F.

L. This bond does not cover loss of **Property** while:

1. in the mail;

2. in the custody of any **Transportation Company**, unless covered under Insuring Agreement C provided however that non-negotiable instruments while in the possession and custody of any **Transportation Company** will be deemed to be covered under Insuring Agreement C; or

3. located on the premises of any **Transportation Company**,

except when covered under Insuring Agreement A.

M. This bond does not cover potential income, including interest and dividends not realized by the Insured.

N. This bond does not cover damages of any type for which the Insured is legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond.

O. This bond does not cover any fees, costs, or other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond except when covered under Insuring Agreement G.

P. This bond does not cover indirect or consequential loss of any nature.

Q. This bond does not cover loss resulting from any violation by the Insured or by any **Employee**:

1. of law regulating: (i) the issuance, purchase or sale of securities; (ii) securities transactions upon security exchanges or over the counter market; (iii) investment companies; or (iv) investment advisers; or

2. of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts that caused said loss involved fraudulent or dishonest conduct that would have caused a covered loss to the Insured in a similar amount in the absence of such laws, rules or regulations.

R. This bond does not cover loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured or an **Investment Adviser**, funds or **Property** of the Insured held by it in any capacity, except when covered under Insuring Agreement A or B.1.a.

S. This bond does not cover loss involving any **Uncertificated Security** except an **Uncertificated Security** of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E or I.

T. This bond does not cover under Insuring Agreement I, in addition to all of the other exclusions, loss:

1. resulting directly or indirectly from entries or changes made by an individual authorized to have access to a **Computer System**, who acts in good faith on instructions or advices received by telegraph, teletype, human voice over a telephone, or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured or an **Investment Adviser** to design, develop, prepare, supply, service, write, or implement programs for the **Computer System**, except when covered under Insuring Agreement I.2.;

2. caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services; or

3. resulting directly or indirectly from entries or changes made by an **Employee** acting in good faith on any electronic communication, unless such instructions are purportedly sent by a customer, **Financial Institution**, or automated clearing house, except when covered under Insuring Agreement I.2.

U. This bond does not cover loss resulting directly or indirectly from **Computer Fraud** or mechanical breakdown or failure to function properly of any **Computer System**, except when covered under Insuring Agreement A, B, or I.

V. This bond does not cover under Insuring Agreement I.2., in addition to all of the other exclusions, loss resulting directly or indirectly from the Insured's or an **Investment Adviser's** assumption of liability by contract unless the liability arises from a loss covered by Insuring Agreement I.2. and would be imposed on the Insured regardless of the existence of the contract.

W. This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, customer lists, customer's intellectual property, confidential processing methods, formulas, patents, computer programs, negatives, drawings, manuscripts, prints and other records of a similar nature, whether such confidential information is owned by the Insured or an **Investment Adviser** or held by the Insured or **Investment Adviser** in any capacity including concurrently with another person.

X. This bond does not cover expenses arising from a data security breach or incident, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws, payment card industry data security standards (if applicable), or expenses related to notifying affected individuals when the affected individual's personally identifiable customer, financial or medical information was stolen, accessed, downloaded, or misappropriated while in the Insured's care, custody, or control.

Y. This bond does not cover under Insuring Agreement A.1., in addition to all of the other exclusions, loss resulting directly or indirectly from the alleged or actual destruction of **Property** by an **Employee**.

Z. This bond does not cover loss, costs, or expenses the Insured or an **Investment Adviser** agrees to incur, or incurs on behalf of another person or entity, when the Insured is not legally obligated to incur such loss, costs, or expenses under the Uniform Commercial Code or any other common, case, or tort law, statute, rule, or code anywhere in the world, including any rule or code of any clearing or similar organization; except when covered under Insuring Agreement I.2.

AA. This bond does not cover loss resulting directly or indirectly from the dishonest or fraudulent acts of an **Employee** as to whom the bond has terminated pursuant to Condition R. Cancelation, Termination, Change or Modification, provided, however, that this exclusion does not apply to loss of any **Property** already in transit in the custody of such **Employee** at the time the bond terminated or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time the bond terminated.

BB. This bond does not cover loss resulting from the unauthorized online **Network**, **Computer System** or internet access to a customer account maintained by the Insured, through the use of fraudulently obtained customer login, identification, password, or authentication information, except where such

information has been obtained directly from unauthorized fraudulent access to a secure file containing such information on a **Computer System**, except when covered under Insuring Agreement I.2.

CC. This bond does not cover damages resulting from any civil, criminal, or other legal proceeding in which the Insured or **Investment Adviser** is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an **Employee** under circumstances that result directly in a loss to the Insured covered by Insuring Agreement A. For purposes of this exclusion, "racketeering activity" is defined in 18 U.S.C. 1961 et seq., as amended.

DD. This bond does not cover any loss resulting directly or indirectly from a **Fraudulent Instruction** except when covered under Insuring Agreement I.2.

EE. This bond does not cover loss or expenses due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public information by the Insured, an **Investment Adviser**, or any **Employee**, or as a result of any **Employee** acting upon such information, whether or not authorized.

FF. This bond does not cover loss resulting directly or indirectly from the input of an **Electronic Record** into a **Computer System**, either on the premises of a customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

VI. CONDITIONS

A. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership, or person, or any combination of them are included as the Insured herein:

1. the total liability of the Company for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable hereunder if all such loss were sustained by any one of them;

2. the Insured first named will be deemed authorized to make, adjust and receive and enforce payment of all claims under the bond and will be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms of this bond, provided however that the Company will furnish each named Insured with a copy of the bond and with any amendment to the bond, together with a copy of each formal filing of claim by any Insured and notification of the terms of any settlement of a claim prior to the execution of such settlement;

3. the Company will not be responsible for the proper application of any payment made hereunder to the first named Insured; and

4. knowledge possessed or discovery made by any partner, officer or supervisory **Employee** of any Insured will for the purposes of Condition B., Condition H. or Condition R. of this bond constitute knowledge or discovery by all the Insureds.

B. DISCOVERY

This bond applies to loss discovered by the Insured during the **Bond Period**. Discovery occurs when an officer or director of the Insured or of an **Investment Adviser** first becomes aware of facts that would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when an officer or director of the Insured or an **Investment Adviser** receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances that, if true, would constitute a loss under this bond.

C.   BOND PERIOD

Bond Period means the period of one year following the inception date of this bond or any annual anniversary thereof, or if the time between the inception or annual anniversary date and the expiration date of this bond is less than one year, then such lesser period.

D.   SINGLE LOSS

Single Loss means all covered loss, including court costs and attorney's fees incurred by the Company under General Agreement E., resulting from:

1.   any one act or series of related acts of burglary, robbery, or attempt thereat, in which no **Employee** is implicated;

2.   any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an **Employee** or not) resulting in damage to or destruction or misplacement of **Property**;

3.   all acts or omissions other than those specified in 1. and 2. above, caused by any person (whether an **Employee** or not) or in which such person is implicated; or

4.   any one casualty or event not specified in 1., 2., or 3. above.

E.   SINGLE LOSS LIMIT OF INSURANCE

The Company's liability for each **Single Loss** will not exceed the applicable Single Loss Limit of Insurance set forth in ITEM 4 of the Declarations. If a **Single Loss** is covered under more than one Insuring Agreement or Coverage, the Single Loss Limit of Insurance for each applicable Insuring Agreement or Coverage will apply separately to that part of the loss covered under such Insuring Agreement or Coverage, provided that the maximum payable for such **Single Loss** will not exceed the largest applicable Single Loss Limit of Insurance.

F.   DEDUCTIBLE

The Company is liable hereunder only for the amount by which any **Single Loss** exceeds the Single Loss Deductible Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the applicable Single Loss Limit of Insurance.

If a **Single Loss** is covered under more than one Coverage within an Insuring Agreement, the Single Loss Deductible Amount set forth in ITEM 4 of the Declarations for each applicable Coverage will apply separately to the part of such **Single Loss** covered under such Coverage, however the sum of such Single Loss Deductible Amounts for such **Single Loss** will not exceed the highest applicable Single Loss Deductible Amount for any such Coverage.

The Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any loss of the kind covered by the terms of this bond that exceeds 25% of the Single Loss Deductible Amount applicable to such loss, whether or not the Company is liable therefor, and upon the request of the Company will file with it a brief statement giving the particulars concerning such loss.

G.   NON-ACCUMULATION OF LIMITS

The Single Loss Limit of Insurance of the Company is not cumulative in amount from **Bond Period** to **Bond Period**, regardless of the number of years this bond is in force, the number of times this bond may be renewed or replaced, or the number of premiums that are payable or paid.

H.   NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS

1.   At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or **Investment Adviser** must give the Company notice thereof.

2. Within six months after such discovery, the Insured or **Investment Adviser** must furnish to the Company proof of loss, duly sworn to, with full particulars.

3. Lost **Certificated Securities** listed in a proof of loss will be identified by certificate or bond numbers if such securities were issued therewith.

4. Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E., or to recover attorney's fees paid in any such suit, will be brought within 24 months from the date upon which the judgment and such suit will become final.

5. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

6. This bond is for the use and benefit only of the Insured, and the Company will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceedings will be brought hereunder by anyone other than the Insured.

I. VALUATION

1. Money

   Any loss of **Money**, or loss payable in **Money**, will be paid, at the option of the Insured, in the **Money** of the country in which the loss was sustained or in the U.S. dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

2. Securities

   The Company will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day that the loss is settled. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or, at the option of the Insured, arbitration.

   If the applicable coverage of this bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

   If, at the instance of the Company, the Insured or any customer of the Insured becomes principal upon any bonds, or gives any undertakings, required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Company is liable under this bond, the Company will become surety upon such bonds or undertakings without premium charge and will indemnify the Insured or such customer against any loss that the Insured or such customer may sustain by reason of having become principal upon any such bonds or having given any such undertakings. The amount of indemnity under this paragraph will not exceed the amount stated in ITEM 4 of the Declarations for the applicable Insuring Agreement.

3. Books of Account and Other Records

   In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Company will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other

materials plus the cost of labor for the actual transcription or copying of data that have been furnished by the Insured in order to reproduce such books and other records.

4. Property other than Money, Securities, Books of Account or Other Records

In case of loss of, or damage to, any **Property** other than **Money**, securities, books of account or other records, except damage covered under Insuring Agreement B.2. or B.3., the Company will not be liable for more than the actual cash value of such **Property**. The Company may, at its election, pay the actual cash value of, repair or replace such **Property**.

With respect to damage of **Property** covered under Insuring Agreement B.2., the Company will be liable for the full cost of repair or replacement of such **Property**, without deduction for depreciation.

Disagreement between the Company and the Insured as to the cash value, replacement value or as to the adequacy of repair or replacement will be resolved by agreement or, at the option of the Insured, arbitration.

J.   ASSIGNMENT

In the event of payment under this bond, the Insured or **Investment Adviser** will deliver, if so requested by the Company, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

K.   SUBROGATION

In the event of payment under this bond, the Company will be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment. If the rules of a **Depository** provide that the Insured will be assessed for a portion of any judgment (or agreed settlement) taken by the Company based upon the assignment set forth in Condition J. above and the Insured actually pays such assessment, the Company will reimburse the Insured for the amount of the assessment. However, such reimbursement will not exceed the amount of the loss payment by the Company.

L.   RECOVERIES

1. All recoveries, whether effected by the Company or by the Insured will be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:

   a. first, to the Insured to reimburse the Insured for loss sustained that would have been paid under this bond but for the fact that such loss is in excess of the Single Loss Limit of Insurance, provided however, such loss does not include claim expense payments made by the Insured in excess of the Single Loss Limit of Insurance of Insuring Agreement G and such payments will not be deemed excess for purposes of establishing order of priority;

   b. second, to the Company in satisfaction of amounts paid or to be paid to the Insured in settlement of the Insured's claim;

   c. third, to the Insured in satisfaction of any Single Loss Deductible Amount; and

   d. fourth, to the Insured in satisfaction of any loss not covered under this bond.

2. Recovery on account of loss of securities as set forth in Condition I.2., or recovery from reinsurance or indemnity of the Company, will not be deemed a recovery as used herein.

In determining the amount of any loss covered under this bond, all **Money** received by the Insured from any source whatsoever in connection with any matter from which a loss has arisen, including payments and receipts of principal, interest, dividends, commission, and the like, received prior to a loss settlement under this bond, will be deducted from the amount actually paid out, advanced, withdrawn, taken or otherwise lost or stolen. The value of all property received by the Insured from any source whatever and

whenever received, in connection with any matter from which a loss has arisen, will be valued as of the date received and will likewise be deducted from the claimed loss.

M.   COOPERATION

Upon the Company's request, and at reasonable times and places designated by the Company, the Insured will:

1.   submit to examination by the Company and subscribe to the same under oath;

2.   produce for the Company's examination all pertinent records; and

3.   cooperate with the Company in all matters pertaining to the loss.

The Insured will execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein.

The Insured will do nothing after discovery of loss to prejudice such rights or causes of action and must do everything reasonably necessary to secure those rights and causes of action.

N.   ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or **Counterfeit**, or contain a signature that is a **Forgery**, or that it be obtained through trick, artifice, fraud or false pretenses, the alteration, **Counterfeit**, or signature must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

O.   LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE

With respect to any **Single Loss** that is recoverable or recovered in whole or in part under any other bonds or policies issued by the Company to the Insured or to any predecessor in interest of the Insured and canceled or terminated or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Company under this bond and under such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Company and canceled, terminated or allowed to expire, the Company, with respect to any loss sustained prior to such cancelation, termination or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, will be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

P.   OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder applies only as excess over any valid and collectible insurance or indemnity obtained by:

1.   the Insured;

2.   anyone other than the Insured;

3.   a **Transportation Company**;

4.   another entity on whose premises the loss occurred or that employed the person causing the loss; or

5.   the messenger conveying the **Property** involved.

Q. COVERED PROPERTY

This bond applies to loss of **Property**:

1. that is owned by the Insured;

2. that is held by the Insured in any capacity; or

3. for which the Insured is responsible,

prior to or at the time of the occurrence of the loss. This bond is for the sole use and benefit of the Insured.

R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION

1. Cancelation

    a. This bond is canceled in its entirety immediately upon receipt by the Company of a **Written** notice from the Insured or an **Investment Adviser** of its desire to cancel this bond, provided the Insured or **Investment Adviser** has provided at least 60 days' advance **Written** notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or **Investment Adviser**, however the cancelation will not be effective until 60 days after receipt of **Written** notice by all other Insureds.

    b. This bond is canceled in its entirety 60 days after the receipt by each Insured and the SEC, of a **Written** notice from the Company of its desire to cancel this bond.

    c. Coverage is canceled as to any **Employee**, or as to any partner, officer, or employee of any **Electronic Data Processor** 60 days after the receipt by the Insured and the SEC, of a written notice from the Company of its desire to cancel coverage under this bond as to such person.

2. Termination

    a. This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.

    b. This bond terminates as to any Insured:

        (1) immediately upon the surrender of such Insured's charter to any governmental authority; or

        (2) immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

    whichever occurs first.

    Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

    c. Coverage terminates as to any **Employee**, or as to any partner, officer, or employee of any **Electronic Data Processor**:

        (1) as soon as any Director or Officer or Insured not in collusion with such person, learns of any dishonest or fraudulent employment related act, including **Larceny or Embezzlement**; or

        (2) 60 days after any director or officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent non-employment related act,

including **Larceny or Embezzlement**, that resulted in a loss of **Property** in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any **Property** then in transit in the custody of such person.

However, termination of coverage as to any **Employee** as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3. Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by **Written** endorsement issued to form a part of this bond and including the signature of the Company's Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after **Written** notification has been furnished to the SEC by the Insured, **Investment Adviser** or the Company. If more than one Insured is named under this bond, the Company will give **Written** notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

S. DISCOVERY PERIOD

At any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an **Investment Adviser**, or the Company, the Insured or an **Investment Adviser** may give to the Company written notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such cancelation or termination and will pay an additional premium therefor.

Upon receipt of such notice from the Insured or an **Investment Adviser**, the Company will give its written consent thereto; provided, that such additional period of time terminates immediately:

1. on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

2. upon any takeover of the Insured's business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose,

whichever occurs first, and without the necessity of the Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Company will refund on a pro-rata basis, any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any state or federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

The Company's total liability for any loss discovered during such additional period of time is part of, and not in addition to, the Single Loss Limit of Insurance of the **Bond Period** that terminates immediately preceding the effective date of such additional period.

T. HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

NAMED INSURED ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following are added to ITEM 1 of the Declarations as Insureds:

    Hartford Balanced Income Fund

    Hartford Capital Appreciation Fund

    Hartford Checks and Balances Fund

    Hartford Climate Opportunities Fund

    Hartford Conservative Allocation Fund

    Hartford Core Equity Fund

    Hartford Dividend and Growth Fund

    Hartford Dynamic Bond Fund

    Hartford Emerging Markets Equity Fund

    Hartford Emerging Markets Local Debt Fund

    Hartford Equity Income Fund

    Hartford Floating Rate Fund

    Hartford Low Duration High Income Fund

    Hartford Global Impact Fund

    Hartford Moderately Aggressive Allocation Fund

    Hartford Growth Opportunities Fund

    Hartford Healthcare Fund

    Hartford High Yield Fund

    Hartford Inflation Plus Fund

    Hartford International Equity Fund

    Hartford International Growth Fund

    Hartford International Opportunities Fund

    Hartford International Value Fund

    Hartford MidCap Fund

    Hartford MidCap Value Fund

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106574591

Hartford Moderate Allocation Fund

Hartford Multi-Asset Income Fund

Hartford Municipal Opportunities Fund

Hartford Municipal Short Duration Fund

Hartford Real Asset Fund

Hartford Schroders China A Fund

Hartford Schroders Diversified Emerging Markets Fund

Hartford Schroders Emerging Markets Equity Fund

Hartford Schroders Emerging Markets Multi-Sector Bond Fund

Hartford Schroders International Contrarian Value Fund

Hartfod Schroders International Multi-Cap Value Fund

Hartford Schroders International Stock Fund

Hartford Schroders Core Fixed Income Fund

Hartford Schroders Tax-Aware Bond Fund

Hartford Schroders US MidCap Opportunities Fund

Hartford Schroders US Small Cap Opportunities Fund

Hartford Short Duration Fund

Hartford Small Cap Value Fund

Hartford Small Company Fund

Hartford Strategic Income Fund

Hartford Sustainable Municipal Bond Fund

Hartford Total Return Bond Fund

Hartford World Bond Fund

Hartford Schroders Securitiezed Income Fund

Hartford Quality Value Fund

Hartford Small Cap Growth Fund

Hartford Schroders Core Fixed Income Fund

Hartford Schroders Diversified Opportunities Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

NAMED INSURED ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following are added to ITEM 1 of the Declarations as Insureds:

Hartford Core Bond Fund ETF

Hartford Disciplined US Equity ETF

Hartford Large Cap Growth ETF

Hartford Longevity Economy ETF

Hartford Multifactor Developed Markets (ex-US) ETF

Hartford Multifactor Diversified International ETF

Hartford Multifactor Emerging Markets ETF

Hartford Multifactor Small Cap ETF

Hartford Multifactor US Equity ETF

Hartford Municipal Opportunitites ETF

Hartford Schroders Commodity Strategy ETF

Hartford Schroders Tax-Aware Bond ETF

Hartford AAA CLO ETF

Hartford Sustainable Income ETF

Hartford Total Return Bond ETF

Hartford Balanced HLS Fund

Hartford Capital Appreciation HLS Fund

Hartford Disciplined Equity HLS Fund

Hartford Dividend and Growth HLS Fund

Hartford Healthcare HLS Fund

Hartford International Opportunities HLS Fund

Hartford MidCap HLS Fund

Hartford Small Company HLS Fund

Hartford Stock HLS Fund

Hartford Total Return Bond HLS Fund

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106574591

Hartford Ultrashort Bond HLS Fund

Hartford SmallCap Growth HLS Fund

Hartford Multifactor International Small Company ETF

Hartford Quality Value ETF

Hartford US Quality Growth ETF

Hartford US Value ETF

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.   The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION**:**

Loss resulting from the Insured accepting, paying, or cashing any **Negotiable Instrument** or **Withdrawal Order** made or drawn on a customer's account, which bears an unauthorized signature or an unauthorized endorsement, provided that the Insured has on file the signatures of all persons authorized to sign or endorse such **Negotiable Instrument** or **Withdrawal Order**.

2.   The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:

N.   ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or **Counterfeit**, or contain a signature or endorsement which is a **Forgery** or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, **Counterfeit**, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106574591

CENTRAL HANDLING OF SECURITIES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section II. INSURING AGREEMENTS, B. ON PREMISES, paragraph 1.:

1.   Loss of **Property** resulting directly from:

   a.   robbery, burglary, misplacement, mysterious unexplainable disappearance and damage or destruction; or

   b.   theft, false pretenses or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the **Property** was surrendered,

while the **Property** is lodged or deposited within offices or premises located anywhere. The premises of The Depository Trust Company of New York and any depository listed in the Depository Schedule below will be deemed premises of the Insured, but solely as respects loss of **Certificated Securities**. Coverage for **Certificated Securities** held by such depository is limited to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such depository.

Depository Schedule:

Depository   Location

 All systems utilized by the insured

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106574591

REPLACE INSURING AGREEMENT E. ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section **II. INSURING AGREEMENTS**, **E.**:

E. SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1. acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any **Original Written** document that is a (an):

   a. **Certificated Security**;

   b. **Document of Title**;

   c. deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

   d. **Certificate of Origin or Title**;

   e. **Certificate of Deposit**;

   f. **Evidence of Debt**;

   g. corporate, partnership, or personal **Guarantee**;

   h. **Security Agreement**;

   i. **Instruction**;

   j. **Statement of Uncertificated Security**,

   that

   (1) bears a handwritten signature material to the validity or enforceability of the **Original Written** document that is a **Forgery**, but only to the extent the **Forgery** causes the loss;

   (2) is altered, but only to the extent the alteration causes the loss; or

   (3) is lost or stolen;

2. guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, **Guarantee**, endorsement, or any items listed in items 1.a. through 1.i. above;

3. acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a **Counterfeit,** but only to the extent the **Counterfeit** causes the loss; or

---

Issuing Company: **Travelers Casualty and Surety Company of America**
Bond Number: **106574591**

4. become liable to any issuer of securities, transfer agent, registrar, redemption agent, depository, trustee, **Financial Institution**, or paying, distributing, or disbursing agent, or their respective legal representatives, successors, or assigns (collectively, "Agents and Issuers") by reason of having executed an indemnity agreement with Agents and Issuers wherein such liability arises from the unauthorized use of the Insured's Securities Transfer Agents Medallion Program (STAMP) imprint, STAMP Attorney Release imprint, Stock Exchange Medallion Program (SEMP) imprint, New York Stock Exchange Medallion Signature Program (MSP) imprint, Signature Validation Program (SVP) imprint, or other similar signature validation program for the purpose of:

   a. executing guarantees of signatures (within the meaning of § 8-312 of the Uniform Commercial Code) and executing other certifications and guarantees incident to the transfer, payment, exchange, or purchase of **Certificated Securities**, including erasure guarantees and one-and-the-same guarantees; and

   b. executing powers of substitution;

   provided the imprint device used by the Insured is proven to have been lost, stolen, or counterfeited and then used for the unauthorized purpose stated above.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an **Investment Adviser**, a **Custodian**, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured's having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

HARTFORD SERIES FUND – CONNECTICUT CANCELATION, TERMINATION, CHANGE, OR MODIFICATION ENDORSEMENT, INCLUDING AMENDING CERTAIN BOND PROVISIONS FROM 60 TO 90 DAYS

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following replaces section **III. GENERAL AGREEMENTS**, **B.**:

   B. CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

   If the Insured or an **Investment Adviser**, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a "Transaction"), coverage under this bond for loss which:

   1. has occurred or will occur in the offices or premises of such institution;

   2. has been caused or will be caused by any employee or employees of such institution; or

   3. has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

   is provided as follows:

   a. Automatic Loss Sustained Coverage

      If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 90 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

   b. Automatic Discovery Coverage

      If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

2. The following replaces section **IV. DEFINITIONS**, **R.1.**:

   R. *Employee* means:

Issuing Company: **Travelers Casualty and Surety Company of America**
Bond Number: **106574591**

1. an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 90 days after such individual's termination of service, provided such termination is not due to employee fraud or dishonesty;

3. The following replaces section **VI. CONDITIONS**, **R. CANCELATION, TERMINATION, CHANGE OR MODIFICATION**:

R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION

1. Cancelation

   a. The Insured set forth in ITEM 1 of the Declarations may cancel this bond by mailing or delivering to the Company advance **Written** notice of cancelation, provided the Insured or **Investment Adviser** has provided at least 60 days' advance **Written** notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or **Investment Adviser**, however the cancelation will not be effective until 60 days after receipt of **Written** notice by all other Insureds.

   b. The Company may cancel this bond in its entirety by mailing or delivering **Written** notice of cancelation as follows:

      (1) BONDS IN EFFECT LESS THAN 90 DAYS:

      If this bond has been in effect for less than 90 days and is not a renewal of a bond the Company issued, the Company may cancel this bond for any reason by giving each Insured **Written** notice of cancelation at least 90 days before the effective date of cancelation, and giving the SEC **Written** notice at least 60 days before the effective date of cancelation.

      (2) BONDS IN EFFECT 90 DAYS OR MORE OR RENEWALS:

      If this bond has been in effect for 90 days or more or this is a renewal of a bond the Company issued, the Company may cancel this bond by giving each Insured **Written** notice of cancelation at least 90 days before the effective date of cancelation and giving the SEC **Written** notice at least 60 days before the effective date of cancelation, provided the Company may only cancel coverage for one or more of the following reasons:

      (a) nonpayment of premium;

      (b) conviction of a crime arising out of acts increasing the hazard insured against;

      (c) discovery of fraud or material misrepresentation by the Insured in obtaining the bond or in perfecting any claim thereunder;

      (d discovery of any willful or reckless act or omission by the Insured increasing the hazard insured against;

      (e) a determination by the Commissioner that continuation of the bond would violate or place the Company in violation of the law;

      (f) physical changes in the property which increase the hazard injured against;

      (g) a material increase in the hazard insured against; or

      (h) a substantial loss of reinsurance by the Company affecting this particular line of insurance.

   c. The Company may not cancel policies in effect for 90 days or more, or renewal policies, for any reason other than the reasons described in paragraph 1.b.(2). above.

   d. If the Company cancels for nonpayment of premium, the Insured may continue the coverage and avoid

the effect of the cancelation by making payment in full at any time prior to the effective date of cancelation.

    e.   Notice of cancelation will be delivered or sent by:

        (1) Registered mail;

        (2) Certified mail; or

        (3) United States Mail evidenced by a United States Post Office certificate of mailing.

2.   Termination

    a.   This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.

    b.   This bond terminates as to any Insured:

        (1) immediately upon the surrender of such Insured's charter to any governmental authority; or

        (2) immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

    whichever occurs first.

    Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

    c.   With respect to any **Employee** or any partner, officer or employee of any **Electronic Data Processor**, upon the detection by any Insured that such **Employee** or partner, officer or employee of any **Electronic Data Processor** (hereafter "detected **Employee**") has committed any dishonest or fraudulent acts or theft, the Insured must immediately remove the detected **Employee** from a position that may enable the detected **Employee** to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent acts or theft. The Insured, within 48 hours of such detection, must notify the Company with full and complete particulars of the detected dishonest or fraudulent acts or theft.

    For purposes of this section, detection occurs when any partner, officer, or supervisory **Employee** of any Insured, who is not in collusion with the detected **Employee**, becomes aware that the detected **Employee** has committed any dishonest or fraudulent acts or theft.

    Coverage under this bond with respect to such **Employee** will terminate upon **Written** notice from the Company to each Insured of not less than 90 days prior to the effective date of termination, and to the Securities and Exchange Commission of not less than 60 days prior to the effective date of termination, specified in such notice.

    Termination of coverage as to any **Employee** or any partner, officer or employee of any **Electronic Data Processor** as set forth above will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3.   Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by **Written** endorsement issued to form a part of this bond and including the signature of the Company's Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to no less than 60 days after **Written** notification has been furnished to the SEC by the Insured, **Investment Adviser** or the Company. If more than one Insured is named under this bond, the Company will give **Written** notice to each Insured not less than 90 days prior to the effective date of any change or

modification that would adversely affect the rights of such Insured, and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

4. Nonrenewal

If the Company decides not to offer to renew this bond, the Company will mail or deliver to the Insured set forth in ITEM 1 of the Declarations, and to each Insured a **Written** notice of nonrenewal, stating the reason for nonrenewal, at least 90 days before the Expiration Date in ITEM 2 of the declarations and to the SEC at least 60 days before the Expiration Date in ITEM 2 of the declarations. This notice will be delivered or sent by:

(1) Registered mail;

(2) Certified mail; or

(3) United States Mail evidenced by a certificate of mailing.

The Company will send any notices required by this Condition R. to the Insured set forth in ITEM 1 of the Declarations at the last mailing address known to the Company, to the SEC, and to each other Insured at their last address known to the Company. Notice of cancelation will state the effective date of cancelation. The Policy Period set forth in ITEM 2 of the Declarations will end on that date. If this bond is canceled, the Company will send the Insured set forth in ITEM 1 of the Declarations any premium refund due, calculated on a pro rata basis. The cancelation will be effective even if the Company has not made or offered a refund.

If notice is mailed, proof of mailing is sufficient proof of notice.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

TELEFACSIMILE TRANSACTIONS INSURING AGREEMENT ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following is added to **ITEM 4** of the **DECLARATIONS**:

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
TELEFACSIMILE TRANSACTIONS	$2,500,000	$250,000

2. The following is added to section **II. INSURING AGREEMENTS**:

    TELEFACSIMILE TRANSACTIONS

    Loss resulting directly from a **Telefacsimile Transaction**, where the request for such **Telefacsimile Transaction** is unauthorized or fraudulent and is made with the intent to deceive; provided, that the Insured receiving such request maintains and follows during the **Bond Period** all **Designated Fax Procedures** with respect to **Telefacsimile Transactions**. The isolated failure of such entity to maintain and follow a particular **Designated Fax Procedure** in a particular instance will not preclude coverage under this Insuring Agreement.

    The Company will not be liable under this Telefacsimile Transactions Insuring Agreement for loss covered under Insuring Agreement A, Fidelity, of this bond.

3. The following are added to section **IV. DEFINITIONS**:

    Designated means or refers to a written designation signed by a shareholder of record of a fund, either in such shareholder's initial application for the purchase of shares, with or without a **Signature Guarantee**, or in another document with a **Signature Guarantee**.

    Designated Fax Procedures means the following procedures:

    1. Retention: All **Telefacsimile Transaction** requests will be retained for at least six months. Requests will be capable of being retrieved and produced in legible form within a reasonable period of time after retrieval is requested.

    2. Identity Test: The identity of the sender in any request for a **Telefacsimile Transaction** will be tested before executing that **Telefacsimile Transaction**, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

    3. Contents: A **Telefacsimile Transaction** will not be executed unless the request for such **Telefacsimile Transaction** is dated and purports to have been signed by: (a) any shareholder or subscriber to shares issued by a fund, or (b) any **Financial Institution**.

Issuing Company: **Travelers Casualty and Surety Company of America**
Bond Number: **106574591**

4. Written Confirmation: A written confirmation of each **Telefacsimile Transaction** will be sent to the shareholder to whose account such **Telefacsimile Transaction** relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five business days following such **Telefacsimile Transaction**.

Fax Election means any election concerning dividend options available to fund shareholders that is requested through a **Telefacsimile System**.

Fax Exchange means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through a **Telefacsimile System**.

Fax Purchase means any purchase of shares issued by an investment company that is requested through a **Telefacsimile System**.

Fax Redemption means any redemption of shares issued by an investment company that is requested through a **Telefacsimile System**.

Signature Guarantee means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

Telefacsimile System means a system of transmitting and reproducing fixed graphic material, including printing, by means of signals transmitted over telephone lines.

Telefacsimile Transaction means any **Fax Redemption**, **Fax Election**, **Fax Exchange**, or **Fax Purchase**.

4. The following replaces section **V. EXCLUSIONS**, **A.**:

A. This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F, G, or the Telefacsimile Transactions Insuring Agreement.

5. The following are added to section **V. EXCLUSIONS**:

This bond does not cover loss resulting from:

1. any **Fax Redemption**, where the proceeds of such redemption were requested to be paid or made payable to anyone other than: (a) the shareholder of record; (b) a person **Designated** in the initial application or in writing at least one day prior to such redemption to receive redemption proceeds; or (c) a bank account **Designated** in the initial application or in writing at least one day prior to such redemption to receive redemption proceeds;

2. any **Fax Redemption** of fund shares that had been improperly credited to a shareholder's account, where such shareholder: (a) did not cause, directly or indirectly, such shares to be credited to such account; and (b) directly or indirectly received any proceeds or other benefit from such redemption;

3. any **Fax Redemption** from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account that was designated: (a) over the telephone or by telefacsimile at least 15 days prior to such redemption; or (b) in the initial application or in writing at least one day prior to such redemption;

4. the intentional failure to adhere to one or more **Designated Fax Procedures**; or

5. the failure to pay for shares attempted to be purchased.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

REPLACE DEFINITION OF FORGERY ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following replaces section **IV. DEFINITIONS**, **U. FORGERY**:

   U. *Forgery* means signing the name of another person or organization with a handwritten signature directly applied to a **Written** document without authority, and with the intent to deceive.

   A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check writing machine or a computer printer is treated the same as the handwritten signature. Any other **Electronic Signature**, however, is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a **Forgery**.

   Forgery does not mean a signature that consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

2. The following is added to section **IV. DEFINITIONS**:

   Electronic Signature means an electronic sound, symbol, or process attached to or logically associated with an **Electronic Record** and executive or adopted by a person with the intent to sign the **Electronic Record**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Bond Number: **106574591**

REPLACE DEFINITION OF NEGOTIABLE INSTRUMENT ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section **IV. DEFINITIONS**, **GG.**:

> **GG.**   *Negotiable Instrument* means a **Written** document, that:
>
> 1. is signed by the maker or drawer;
>
> 2. contains an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;
>
> 3. is payable on demand or at a definite time; and
>
> 4. is payable to order or bearer.
>
> **Negotiable Instrument** also means: a counterfeit check or **Substitute Check**, bills of exchange; promissory notes or other **Written** promises, orders, or directions to pay sums certain in **Money**; due bills; money orders; warrants; orders upon public treasuries; written instructions, advices or applications directed to the Insured authorizing or acknowledging the transfer, payment, delivery or receipt of funds or **Property**; receipts for **Property** bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Bond Number: **106574591**

AUTOMATED PHONE SYSTEMS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following is added to ITEM 4. of the Declarations

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
AUTOMATED PHONE SYSTEMS	**$10,000,000**	**$250,000**

2. The following is added to section **II. INSURING AGREEMENTS**:

AUTOMATED PHONE SYSTEMS ("APS")

Loss caused directly by an **APS Transaction**, where the request for such **APS Transaction** is unauthorized or fraudulent and is made with the manifest intent to deceive the Insured; provided that the entity that receives such request generally maintains and follows during the **Bond Period** all **APS Designated Procedures** with respect to **APS Transactions**. The isolated failure of such entity to maintain and follow a particular **APS Designated Procedure** in a particular instance will not preclude coverage under this Insuring Agreement.

2. The following are added to section **IV. DEFINITIONS**:

APS or *Automated Phone System* means an automated system that receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; but does not include transmissions from a **Computer System** or part thereof.

APS Designated Procedures means the following procedures:

1. Logging: All **APS Transaction** requests must be logged or otherwise recorded so as to preserve all of the information necessary to effect the requested **APS Transaction** transmitted in the course of such a request, and the records must be retained for at least six months. Information contained in the records must be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

2. Identity Test: The identity of the caller in any request for an **APS Transaction** must be tested before executing that **APS Transaction** by requiring the entry by the caller of an identification number consisting of at least four digits or characters.

3. Contemporaneous Confirmation: All information in each request for an **APS Transaction** that is necessary to effect such **APS Transaction** must be contemporaneously repeated to the caller, and no such **APS Transaction** will be executed unless the caller has confirmed the accuracy of such information.

4. Written Confirmation: A written confirmation of each **APS Transaction** must be sent to the shareholders to whose account such **APS Transaction** relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five business days following such **APS Transaction**.

5. Access to **APS Equipment**: Physical access to **APS Equipment** must be limited to duly authorized personnel.

Issuing Company: **Travelers Casualty and Surety Company of America**

Bond Number: **106574591**

APS Election means any election concerning dividend options available to the **Insured's** shareholders that is requested through an **Automated Phone System**.

APS Exchange means any exchange of shares in a registered account of one **Insured** into shares in an identically registered account of another **Insured** in the same complex pursuant to exchange privileges of the two **Insureds**, which exchange is requested through an **Automated Phone System**.

APS Purchase means any purchase of shares issued by an **Investment Advisor** that is requested through an **Automated Phone System**.

APS Redemption means any redemption of shares issued by an **Investment Advisor** that is requested through an **Automated Phone System**.

APS Transaction means any **APS Redemption**, **APS Election**, **APS Exchange**, or **APS Purchase**.

Officially Designated means designated in writing signed by a shareholder of record of an **Insured**, either in such shareholder's initial application for the purchase of an **Insured's** shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

Signature Guarantee means a **Written** guarantee of a signature that is made by a **Financial Institution** whose deposits are insured by the Federal Deposit Insurance Corporation, or by a broker that is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Solely with respect to the Automated Phone Systems Insuring Agreement, the following are added to section **V. EXCLUSIONS**:

This bond does not cover:

a. Any loss covered under any other Insuring Agreement of this bond:

b. Any loss resulting directly or indirectly from:

   (1) Any **APS Redemption**, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person **Officially Designated** to receive redemption proceeds, or (c) a bank account **Officially Designated** to receive redemption proceeds;

   (2) Any **APS Redemption** of an **Insured's** shares that had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption;

   (3) Any **APS Redemption** from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account that was either (i) designated over the telephone fewer than 30 days prior to such redemption, or (ii) designated in writing less than one day prior to such redemption;

   (4) The failure to pay for shares attempted to be purchased, or

   (5) The intentional failure to adhere to one or more **APS Designated Procedures**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

AUTOMATIC INCREASE IN INSURING AGREEMENT A.1. SINGLE LOSS LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS, E. SINGLE LOSS LIMIT OF INSURANCE:

Notwithstanding the previous paragraph, if the Insured, while this bond is in force, requires an increase in the limit of Insuring Agreement A.1. in order to comply with SEC Regulation 17g-1, as a result of:

1. an increase in assets under management by current Insureds under the bond, per the terms of section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH; or

2. an increase in assets under management due to the addition of new investment companies per the terms of section III. GENERAL AGREEMENTS, B. CONSOLIDATION – MERGER – PURCHASE OR ACQUISTION OF ASSETS,

the Single Loss Limit of Insurance for Insuring Agreement A.1. will automatically be increased to comply with Regulation 17g-1 without the payment of additional premium, for the remainder of the **Bond Period**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Bond Number: **106574591**

© 2018 The Travelers Indemnity Company. All rights reserved.

REPLACE GENERAL AGREEMENT A. ORGANIC GROWTH ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH:

If an Insured or **Investment Adviser**, while this bond is in force, adds additional **Employees** or experiences an increase in assets under management, other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or liabilities of, another institution, such **Employees** or increased assets under management will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106574591**

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following is added to section IV. DEFINITIONS:

   Financial Interest means the first named Insured's insurable interest in an Insured that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the first named Insured's:

   1. ownership of the majority of the outstanding securities or voting rights of the Insured representing the present right to elect, appoint, or exercise a majority control over such Insured's board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

   2. indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

   3. election or obligation to obtain insurance for such Insured.

2. The following is added to section VI. CONDITIONS, M. COOPERATION:

   In the event the Company indemnifies the first named Insured on account of its **Financial Interest** in an Insured, as a condition precedent to exercising rights under this bond, the first named Insured will cause such Insured to comply with the conditions of this bond.

3. The following are added to section VI. CONDITIONS:

   TERRITORY COVERED

   1. This bond does not apply to:

      a. loss sustained by an Insured domiciled; or

      b. loss of or damage to property located,

      in any country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

   2. In the event an Insured sustains loss referenced in a. above to which this bond would have applied, the Company will reimburse the first named Insured for its loss, on account of its **Financial Interest** in such Insured.

   SANCTIONS

   This bond will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Bond Number: **106574591**

CONNECTICUT CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section VI. CONDITIONS, H. NOTICE – PROOF OF LOSS - LEGAL PROCEEDINGS, 4.:

4. Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of five years from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E, or to recover attorney's fees paid in any such suit, will be brought within five years from the date upon which the judgment and such suit becomes final.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106574591



Excess Crime and Fidelity Insurance

DECLARATIONS

Federal Insurance Company
Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street, Suite 2600
Indianapolis, IN 46282

Policy Number: J06954832

Item 1.	Insured:	
	HARTFORD SERIES FUND , INC ONE HARTFORD PLAZA HARTFORD, CT 06155	
Item 2.	Policy Period:	From: September 30, 2025 To: September 30, 2026 At 12:01 A.M local time at the address shown in Item 1.
Item 3.	Primary Insurance:	Insurer: Travelers Casualty and Surety Company of America Policy Number: 106574591
Item 4.	Aggregate Limit Of Liability:	Not Applicable
Item 5.	Single Loss Limit Of Liability:	$10,000,000
Item 6.	Followed Coverage:	Fidelity

In witness whereof, the Company issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Federal Insurance Company

_____
Secretary

_____
President

September 30, 2025
_____
Date

_____
Authorized Representative



SCHEDULE OF FORMS

To be attached to and form part of
Policy Number: J06954832

Company: Federal Insurance Company

Policy Period :
09-30-2025 to 09-30-2026

Issued to: HARTFORD SERIES FUND , INC

Form Number	Edition Date	Form Title
PF-55700D	(04/23)	EXCESS CRIME AND FIDELITY INSURANCE POLICY DECLARATIONS
14-02-23030	(05/18)	Notice of Loss Control Services
ALL-20887a	(09/19)	Chubb Producer Compensation Practices and Policies
ALL-317454	(03/21)	NOTICE TO POLICYHOLDERS - SOCIAL ENGINEERING FRAUD INFORMATION
PF-17914a	(04/16)	U.S. Treasury Departments Office of Foreign Assets Control - OFAC - Advisory Notice to Policyholders
PF-17993a	(04/20)	Notice to Policyholders - Questions About Your Insurance
PF-55700TOC	(04/23)	EXCESS CRIME AND FIDELITY INSURANCE - TABLE OF CONTENTS
PF-55700	(04/23)	EXCESS CRIME AND FIDELITY INSURANCE POLICY
PF-55733	(04/23)	CONNECTICUT AMENDATORY ENDORSEMENT
PF-55724	(04/23)	NOT FOLLOW FORM TO SPECIFIC INSURANCE
PF-55730	(04/23)	SCHEDULE OF UNDERLYING POLICIES ENDORSEMENT

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

- *Directors and Officers Liability Loss Prevention* **Manuals:**
  Directors and Officers Liability Loss Preventions – #14-01-0035
  Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
  Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
  Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
  Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

- **Toll-free Hot Line**

  Have a question on how to handle an employment situation? Simply call **1.888.249.8425** to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

- **ChubbWorks.com**
  ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- *Employment Practices Loss Prevention Guidelines* **Manual**

  Employment Practices Loss Prevention Guidelines - #14-01-0061

- **Loss Prevention Consultant Services**

  Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

- **Public Company EPL Customers**

  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

- **Private Company EPL Customers**
  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

Fiduciary Liability Loss Prevention Services

- **Fiduciary Liability Loss Prevention Manual**
  Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

- **Crime/Kidnap, Ransom & Extortion Loss Prevention Manual**

  Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb's Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

- **Readings in Health Care Governance Manual**
  Readings in Health Care Governance -#14-01-0788

- **ChubbWorks.com**
  ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- **Health Care D&O Loss Prevention Consultant Services**
  Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.



Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.


Social Engineering Tips
Please read!


HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and **request a recall of the wire transfer** and confirm that recall in writing.

2. Immediately file a **complaint with the FBI** at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.

3. Preserve **records of the incident**, including emails sent and received *in their original electronic state*. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4. Once the above steps are complete, **contact Chubb** per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's **email may be intercepted, altered and fabricated**. You may reduce the chances of fraud by following these best practices:

1. **Verify Email Requests by Telephone**: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2. **Segregate Wire Transfer Responsibilities**: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3. **Turn on MFA for Cloud Email**: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

CHUBB®

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

> **CHUBB**
> **Customer Support Service Department**
> **436 Walnut Street**
> **PO Box 1000**
> **Philadelphia, PA 19106-3703**
> **1-800-352-4462**



Excess Crime and Fidelity Insurance

NOTICE OF IMPORTANT PROVISIONS: PLEASE READ THE ENTIRE POLICY CAREFULLY. THE COMPLETE TERMS AND CONDITIONS OF THIS INSURANCE INCLUDE THE VARIOUS SECTIONS OF THIS CONTRACT DESCRIBED IN THE TABLE OF CONTENTS AS WELL AS THE DECLARATIONS AND ANY ENDORSEMENTS AND SCHEDULES MADE A PART OF THIS INSURANCE.

TABLE OF CONTENTS

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the **Insured**, and subject to the Declarations made part of this Policy and to all other terms, conditions, and limitations of this Policy, agrees to pay the **Insured** for:

I. INSURING CLAUSE

Excess Crime and Fidelity Insurance

Loss covered under the **Primary Insurance**, except as provided in Section III, Conditions and Limitations, and only upon exhaustion of the **Underlying Limit** by actual payment of covered loss by the **Underlying Insurers**.

II. DEFINITIONS

As used in this Policy:

Insured means:

(A) the entity or organization listed in Item 1 of the Declarations; and

(B) that is the first named insured under the **Primary Insurance**.

Financially Impaired means having been subject, by any federal, state, or local agency or body, to the appointment of a trustee, receiver, liquidator, or similar official to take control of, supervise, manage, or liquidate any **Underlying Insurer**.

Primary Insurance means the:

(A) Primary Fidelity Bond; or

(B) Primary Crime Insurance Policy; and

(C)   any bond or policy that may replace or substitute coverage for such bond or policy;

as set forth in Item 3 of the Declarations.

Single Loss means all covered loss, court costs, and attorneys' fees resulting from:

(A) any one act of burglary, robbery or attempt at either, in which no employee of the **Insured** is implicated;

(B) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of property;

(C) all acts other than those specified in (A) and (B) of this definition, caused by any natural person or in which such natural person is implicated; or

(D) any one event not specified in (A), (B) or (C) of this definition.

Sublimited Coverage means any coverage under any **Underlying Policy** which, at the inception of its Policy Period, has a Single Loss Limit Of Liability that is less than the highest Single Loss Limit Of Liability available under such **Underlying Policy**.

Underlying Insurers means the issuers of the **Underlying Policies**.

Underlying Limit means:

(A) the sum of the applicable Single Loss Limits Of Liability available under the **Underlying Policies**; or

(B) the unpaid portion of the Aggregate Limits Of Liability available under the **Underlying Policies** following the payment of any **Single Loss** under this Policy.

Underlying Policies means the **Primary Insurance** and all excess policies set forth by endorsement to this Policy.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular,



unless otherwise indicated.

III. CONDITIONS AND LIMITATIONS

(A) Change or Modification

(1) No change in or modification of this Policy shall be effective except when made by written endorsement to this Policy signed by an authorized representative of the Company.

(2) If after the inception date of this Policy the **Primary Insurance** is changed or modified, written notice of any such change or modification shall be given to the Company as soon as practicable, but not to exceed thirty (30) days after such change or modification, together with such information as the Company may request. There shall be no coverage under this Policy for any loss related to such change or modification until such time the Company is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

(B) Conformity

If any time period limitation within this Policy is prohibited by any law controlling this Policy's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(C) Cooperation of Insured

At the Company's request and at reasonable times and places designated by the Company, the **Insured** shall:

(1) submit to examination by the Company and subscribe to the same under oath;

(2) produce for the Company's examination all pertinent records; and

(3) cooperate with the Company in all matters pertaining to the loss.

The **Insured** shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Policy. The **Insured** shall do nothing after discovery of any loss to prejudice such rights or causes of action.

(D) Exclusions

This Policy does not cover:

(1) loss resulting directly or indirectly from any transfer, payment or delivery of money, securities, or other covered property:

(a) authorized by an employee; or

(b) arising out of any misrepresentation received by any employee, agent, broker, factor, commission, merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Insured**,

whether such transfer, payment or delivery was made in good faith or as a result of trick, artifice, fraud or false pretenses, except for loss covered under the employee dishonesty or employee theft insuring clause of the **Primary Insurance**;

(2) loss resulting directly or indirectly from the loss or disclosure of confidential information, material, or data while in the care, custody or control of the **Insured**, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion, however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Policy;

(3) fees, costs, fines, penalties or any other expenses or liabilities incurred by an **Insured** which result, directly or indirectly, from the access to or disclosure of an **Insured's** or another entity's or person's confidential or personal information, including but not limited to patents, trade secrets, processing

methods, customer lists, financial information, credit card information, health information, retirement or health savings account information or any similar type of non-public information;

(4) loss resulting directly or indirectly from any kidnap, ransom or other extortion payment (as distinct from robbery) surrendered to any person as a result of a threat to do bodily harm to any person or a threat to do damage to any property, or disclose confidential or personal information of any person or **Insured**, except when covered under an employee dishonesty or employee theft insuring clause of the **Primary Insurance**; or

(5) loss subject to **Sublimited Coverage**, except reduction or erosion of the **Underlying Limit** from payments by the **Underlying Insurers** under any such coverage shall be recognized under this Policy.

(E) Followed Coverage

(1) Coverage under this Policy shall follow the terms and conditions of the **Primary Insurance**, except with respect to:

(a) the terms, conditions, and limitations of this Policy; and

(b) the Limits Of Liability of this Policy as stated in Item 4 and Item 5 of the Declarations.

(2) The Company shall have the right to independently investigate and adjust any claim under this Policy and evaluate coverage for any loss in excess of the **Primary Insurance**.

(3) Should any term or condition of this Policy conflict with any term or condition of the **Primary Insurance**, then the terms and conditions of this Policy shall control.

(F) Limit Of Liability

(1) Aggregate Limit Of Liability

The Company's total cumulative liability for all **Single Loss** of all **Insureds** discovered during the Policy Period shall not exceed the Aggregate Limit Of Liability stated in Item 4 of the Declarations. Each payment made under the terms of this Policy shall reduce the unpaid portion of the Aggregate Limit Of Liability until it is exhausted.

On exhausting the Aggregate Limit Of Liability by such payments, the Company shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Company.

The unpaid portion of the Aggregate Limit Of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Section III.(H), Subrogation – Assignment – Recovery. In the event that a loss of covered property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the Aggregate Limit Of Liability.

(2) Single Loss Limit Of Liability

The Company's liability for each **Single Loss** shall not exceed the Single Loss Limit Of Liability stated in Item 5 of the Declarations or the unpaid portion of the Aggregate Limit Of Liability, whichever is less.

(G) Notice to Company – Proof – Legal Proceedings

(1) The **Insured** shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable limit under the **Primary Insurance**;

(2) The **Insured** shall furnish proof of loss, duly sworn to, with full particulars, at the earliest practicable moment, but in no event later than the time period set forth in the **Primary Insurance** or six (6) months after discovery of such loss, whichever is earlier;

(3) Legal proceedings for the recovery of any loss under this Policy shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

(4) This Policy affords coverage only in favor of the **Insured**. No claim, suit, action or legal proceeding shall be brought under the Policy by anyone other than the **Insured**.

(5) All notices pursuant to Section III.(G)(1) shall be given in writing to one of the following addresses:

  (a) ChubbClaimsFirstNotice@chubb.com; or

  (b) Attn: Chubb Claims Department
  Chubb
  P.O. Box 5122
  Scranton, PA 18505

(6) All other notices to the Company under this Policy shall be given in writing to the following address:

  (a) NA.FinancialLines@chubb.com; or

  (b) Attn: Chubb Underwriting Department
  Chubb
  202B Hall's Mill Road
  Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

(H) Subrogation – Assignment – Recovery

In the event of a payment under this Policy, the Company shall be subrogated to all of the **Insured's** rights of recovery against any person or entity to the extent of such payment. On request, the **Insured** shall deliver to the Company an assignment of the **Insured's** rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Company or by the **Insured**, shall be applied net of the expense of such recovery, in the following order:

(1) first, to the satisfaction of the **Insured's** covered loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit Of Liability or Aggregate Limit Of Liability;

(2) second, to the Company in satisfaction of amounts paid in settlement of the **Insured's** claim;

(3) third, to the **Underlying Insurers** in satisfaction of amounts paid in settlement of the **Insured's** claim; and

(4) fourth, to the **Insured** in satisfaction of the applicable Deductible Amount.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

(I) Termination

This Policy terminates as an entirety on the earliest occurrence of any of the following:

(1) ten (10) days after the receipt by the **Insured** of a written notice from the Company of its decision to cancel this Policy for non-payment of premium;

(2) immediately on the receipt by the Company of a written notice from the **Insured** of its decision to terminate this Policy;

(3) immediately on the appointment of a trustee, receiver, liquidator or similar official to act on behalf of the **Insured**, or the taking over of the **Insured** by state or federal officials;

(4) immediately on the dissolution of the **Insured**;

(5) immediately on the acquisition of the **Insured**, or of all or substantially all of its assets, by another entity, or the merger or consolidation of the **Insured** into or with another entity such that the **Insured** is not the surviving entity;

(6) immediately on exhausting the Aggregate Limit Of Liability;



      (7) immediately on expiration of the Policy Period; or

      (8) immediately on cancellation, termination, or rescission of the **Primary Insurance**.

  (J) Underlying Insurance

      (1) If the **Underlying Policies** are not maintained in full effect during the Policy Period, the Company shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policies** been so maintained.

      (2) Coverage under this Policy for any **Single Loss** shall attach only after the **Underlying Limit** has been exhausted by the actual payment of covered loss by the Insurer(s) of the **Underlying Policies**.

      (3) Notwithstanding the foregoing, if an Insurer of any **Underlying Policy** is unable to pay any of its Limit Of liability because it is **Financially Impaired**, such unpaid amount shall be deemed to have been paid by such Insurer of such **Underlying Policy** for the purposes of calculating the **Underlying Limit** under this Policy.

      (4) In no event shall the Company's coverage under this Policy attach any earlier, or to any greater extent than stated herein.

  (K) Headings

      The descriptions in the headings and sub-headings of this Policy are solely for convenience and form no part of the terms and conditions of coverage.

  (L) Compliance with Applicable Trade Sanction Laws

      This insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the providing of such insurance, including, but not limited to, the payment of claims.



CONNECTICUT AMENDATORY ENDORSEMENT

Named Insured HARTFORD SERIES FUND , INC			Endorsement Number 1
Policy Number J06954832	Policy Period 09-30-2025	to 09-30-2026	Effective Date of Endorsement September 30, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

In consideration of the premium charged, it is agreed that:

1. Section III. CONDITIONS AND LIMITATIONS is amended as follows:

    A. Paragraph (3) of Subsection (G) Notice To Company – Proof – Legal Proceedings is amended by deleting "twenty-four (24) months" and replacing it with "three (3) years".

    B. Paragraph (1) of Subsection (I) Termination is amended by adding the following to the end thereof:

    The Company will deliver or send by registered or certified mail or by mail evidenced by a United State Post Office certificate of mailing, written notice of termination at the last mailing address known to the Company.

2. The following section is added to this Policy:

    NONRENEWAL

    If the Company elects not to renew this Policy, the Company will mail or deliver to the **Insured** written notice of nonrenewal, stating the reason(s) for nonrenewal, at least 60 days prior to the expiration of this Policy. The notice will be delivered or sent by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the **Insured** at the last mailing address known to the Company. If notice is mailed, proof of mailing will be sufficient proof of notice.

This Policy will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Policy or any endorsement to this Policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Policy or endorsement provisions comply with the applicable insurance laws of the state of Connecticut.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative



NOT FOLLOW FORM TO SPECIFIC INSURANCE ENDORSEMENT

Named Insured HARTFORD SERIES FUND , INC			Endorsement Number 2
Policy Number J06954832	Policy Period 09-30-2025　　to　　09-30-2026		Effective Date of Endorsement September 30, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS CRIME AND FIDELITY INSURANCE POLICY

In consideration of the premium charged, it is agreed that Section III., Conditions and Limitations, is amended by as follows:

1. The following paragraph is added:

    This Policy does not provide insurance coverage to the **Insureds** in accordance with the following terms and conditions as set forth in the **Primary Insurance**:

    > Coverage A.2. Restoration Expenses

2. Paragraph (J)(2) is deleted and replaced with the following:

    Coverage under this Policy for any **Single Loss** shall attach only after the **Underlying Limit** has been exhausted by the actual payment of covered loss by the Insurer(s) of the **Underlying Policies,** except for any payment of covered loss under the terms set forth in Paragraph 1 of this Endorsement.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative



SCHEDULE OF UNDERLYING POLICIES ENDORSEMENT

Named Insured HARTFORD SERIES FUND , INC			Endorsement Number
Policy Number J06954832	Policy Period 09-30-2025　　to　　09-30-2026		Effective Date of Endorsement September 30, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS CRIME AND FIDELITY INSURANCE POLICY

In consideration of the premium charged, it is agreed that:

1. The following schedule of **Underlying Policies** is added:

Underlying Policies Fidelity - ICAP Bond

Insurer	Policy Number	Aggregate Limit Of Liability	Single Loss Limit Of Liability	Policy Period
Travelers Casualty and Surety Company of America	106574591	Not Applicable	$10,000,000	September 30, 2025 to September 30, 2026

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative



ACCOUNT NUMBER	233788
COVERAGE PROVIDED BY **(hereafter Insurer)**	Continental Casualty Company
POLICY NUMBER	596358018

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
Hartford Series Fund, Inc. One Hartford Plaza Hartford, CT 06155	AON RISK SERVICES NORTHEAST, INC. 165 BROADWAY STE 3201 ONE LIBERTY PLAZA NEW YORK, NY 10006-1404
Attn:	John Macko

Item 2. **Policy Period**: 09/30/2025 To 09/30/2026

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$5,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**
A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Travelers Casualty and Surety Company of America	106574591	$10,000,000	$250,000

B. **Underlying Excess Policies**: *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium $7,225

Item 6. Notices of Claims:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyProNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:

GSL-43879-XX	2011-08-01	Non Aggregated Limit Of Liability For Use With Excess Fidelity Bonds And Commercial Crime
GSL-28423-XX	2011-02-01	Non Follow Form Endorsement To Certain Terms And Conditions Of The Followed Policy

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: *[signature]*

Date: January 12, 2026

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
Federal Insurance Company	J06954832	$10,000,000	$10,000,000



Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman   Secretary



NON AGGREGATED LIMIT OF LIABILITY
FOR USE WITH EXCESS FIDELITY BONDS AND COMMERCIAL CRIME

In consideration of the premium paid for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

1.   Item 3. of the Declarations is deleted in its entirety and replaced with the following:

   Item 3. Limit of Liability:

   $5,000,000

2.   Section **II. LIMIT OF LIABILITY** is deleted in its entirety and replaced with the following:

   The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum Limit of Liability of the Insurer for each loss under this Policy, provided that:

   (A)   all loss caused by or involving any **Employee** acting alone or in collusion with other persons, or any group of **Employees** acting together, even if in collusion with other persons, whether the result of a single act or multiple acts; or

   (B)   all loss

   i)   involving forgery or alteration of financial instruments, caused, or contributed to, by any one person, who is not an Employee, acting alone or in collusion with others, or in which any such person is implicated, whether the loss involves one or more instruments;

   ii)   not involving an Employee or forgery or alteration of financial instruments caused by (a) a single act, or series of related acts, (b) any act or acts involving one person, or a group of persons acting together, or (c) an act or event, or a series of related acts or events, not involving any identifiable person.

   will be treated as a single loss subject to the Limit of Liability set forth in Item 3. of the Declarations.

3.   The Policy is amended to add the following new sections:

   DEFINITIONS

   Employee shall have the same definition as set forth in the **Followed Policy**.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.



**NON FOLLOW FORM ENDORSEMENT
TO CERTAIN TERMS AND CONDITIONS OF THE FOLLOWED POLICY**

In consideration of the premium paid, it is hereby understood and agreed that the Policy is amended as follows:

1.   Section **I. FOLLOW FORM EXCESS COVERAGE** is amended to add the following at the end:

   The Insurer shall specifically not provide the Insureds with excess coverage over Restoration Expenses as referenced in the **Followed Policy**.

2.   Section **III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS** is amended to add the following at the end:

   This Policy shall not recognize payments made by the insurers of the **Underlying Insurance** as result of the coverage provided by Travelers Casualty and Surety Company of America, as referenced in the **Followed Policy**, towards depletion or exhaustion of the limits of liability of the **Underlying Insurance**.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL28423XX (2-11)   Policy No: 596358018
Page 1   Endorsement No: 2
Continental Casualty Company   Effective Date: 09/30/2025
Insured Name: Hartford Series Fund, Inc.

SECRETARY'S CERTIFICATE

I, Thomas R. Phillips, Secretary of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford Funds Exchange-Traded Trust, Lattice Strategies Trust, and Hartford Schroders Private Opportunities Fund (each a "Registrant" and collectively, the "Registrants"), hereby certify that the following resolutions were adopted by the Boards of Directors/Trustees at their meeting held on September 10-11, 2025:

WHEREAS, the Boards of Directors/Trustees of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford Funds Exchange- Traded Trust, Lattice Strategies Trust, and Hartford Schroders Private Opportunities Fund (each a "Registrant" and collectively, the "Registrants") have previously found that it is in the best interests of the Registrants to participate in a joint directors and officers / errors and omissions insurance policy for the one year period ending September 30, 2024
("Policy"); and

WHEREAS, the Adviser has represented and the Board has found that the allocation of the total Policy premium among the Registrants and other insureds, and the amount of premium to be allocated to each Registrant, based on each Registrant's proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, is fair and reasonable to each Registrant; and

WHEREAS, the Policy does not exclude coverage for bona fide claims made against any director who is not an interested person of the Registrants, or against a Registrant if it is a codefendant in the claim with the disinterested director, by another person insured under the policies;

it is hereby

RESOLVED, that the addition of the Fund to the Policy be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the appropriate officers of the Registrant are hereby authorized to execute and deliver such documents as may be necessary to add the Fund to the Policy and authorized and directed to take

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 29th day of January 2026.

/s/ Thomas R. Phillips
_____
Thomas R. Phillips
Vice President and Secretary


Joint Insured Investment Company Blanket Bond
Joint Agreement for Proportionate Recovery
Effective as of October 1, 2025


In accordance with Rule 17g-1(f) of the Investment Company Act of 1940, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford Fund Exchange-Traded Trust, Lattice Strategies Trust, and Hartford Schroders Private Opportunities Fund (the "Parties," and each series thereof, a "Fund") hereby agree as follows:

WHEREAS, each of the Parties is an insured under the Investment Company Bond issued by Travelers Casualty and Surety Company of America (the "Bond"), effective October 1, 2025; and

WHEREAS, the Bond provides joint fidelity bond coverage in accordance with Rule 17g-1; and

WHEREAS, under the terms of the Bond, the fidelity coverage is $25 million per occurrence; and in consideration of the benefits provided by the purchase of the joint Bond coverage,

NOW, THEREFORE, IT IS AGREED THAT:

In the event recovery is received under the Bond as a result of a loss sustained by a Fund and another of the Parties, the Fund shall receive an equitable and proportionate share of the recovery, at least equal to the amount that it would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

IN WITNESS WHEREOF, the Parties hereto have caused this agreement to be executed by their duly authorized representative.

The Hartford Mutual Funds, Inc.*	Hartford Funds Exchange-Traded Trust*
The Hartford Mutual Funds II, Inc.*	Lattice Strategies Trust*
Hartford Series Fund, Inc.*	Hartford Schroders Private Opportunities Fund

By: /s/ Thomas R. Phillips
      Thomas R. Phillips
      Vice President and Secretary

---

* For itself and on behalf of its series listed on Appendix A.

APPENDIX A

The Hartford Mutual Funds, Inc.	The Hartford Mutual Funds II, Inc.
The Hartford Balanced Income Fund	The Hartford Growth Opportunities Fund
The Hartford Capital Appreciation Fund	The Hartford Small Cap Growth Fund
The Hartford Checks and Balances Fund	Hartford Schroders Core Fixed Income Fund
Hartford Climate Opportunities Fund	Hartford Schroders Diversified Emerging Markets Fund
	Hartford Schroders Diversified Opportunities Fund
	Hartford Schroders Emerging Markets Equity Fund
The Hartford Conservative Allocation Fund	Hartford Schroders Emerging Markets Multi-Sector Bond Fund
Hartford Core Equity Fund	Hartford Schroders International Contrarian Value Fund
The Hartford Dividend and Growth Fund	Hartford Schroders International Multi-Cap Value Fund
Hartford Dynamic Bond Fund	Hartford Schroders International Stock Fund
Hartford Emerging Markets Equity Fund	Hartford Schroders Tax-Aware Bond Fund
The Hartford Emerging Markets Local Debt Fund	Hartford Schroders US MidCap Opportunities Fund
The Hartford Equity Income Fund	Hartford Schroders US Small Cap Opportunities Fund
The Hartford Floating Rate Fund	
The Hartford Floating Rate High Income Fund	
Hartford Global Impact Fund	
The Hartford Healthcare Fund	**Hartford Series Fund, Inc.**
The Hartford High Yield Fund	Hartford Balanced HLS Fund
The Hartford Inflation Plus Fund	Hartford Capital Appreciation HLS Fund
Hartford International Equity Fund	Hartford Disciplined Equity HLS Fund
The Hartford International Growth Fund	Hartford Dividend and Growth HLS Fund
The Hartford International Opportunities Fund	Hartford Healthcare HLS Fund
The Hartford International Value Fund	Hartford International Opportunities HLS Fund
Hartford Low Duration High Income Fund	Hartford MidCap HLS Fund
The Hartford MidCap Fund	Hartford Small Company HLS Fund
The Hartford MidCap Value Fund	Hartford Stock HLS Fund
Hartford Moderately Aggressive Allocation Fund	Hartford Total Return Bond HLS Fund
Hartford Moderate Allocation Fund	Hartford Ultrashort Bond HLS Fund
Hartford Multi-Asset Income Fund	Hartford Small Cap Growth HLS Fund
The Hartford Municipal Opportunities Fund	
Hartford Municipal Short Duration Fund	
Hartford Real Asset Fund	
The Hartford Short Duration Fund	
Hartford Small Cap Value Fund	
The Hartford Small Company Fund	**Lattice Strategies Trust**
The Hartford Strategic Income Fund	Hartford Disciplined US Equity ETF
Hartford Sustainable Municipal Bond Fund	Hartford Multifactor Developed Markets (ex-US) ETF
The Hartford Total Return Bond Fund	Hartford Multifactor Emerging Markets ETF
The Hartford World Bond Fund	Hartford Multifactor Small Cap ETF
	Hartford Multifactor US Equity ETF
Hartford Funds Exchange-Traded Trust	Hartford US Value ETF
Hartford Core Bond ETF	Hartford US Quality Growth ETF
Hartford AAA CLO ETF	
Hartford Large Cap Growth ETF	
Hartford Municipal Opportunities ETF	
Hartford Quality Value ETF	
Hartford Schroders Tax-Aware Bond ETF	**Hartford Schroders Private Opportunities Fund**
Hartford Strategic Income ETF	
Hartford Total Return Bond ETF	

REGISTRANTS		Gross Assets as of July 31, 2025		Bond Requirement By Registrant
The Hartford Mutual Funds, Inc.	$	113,586,349,138	$	2,500,000
The Hartford Mutual Funds II, Inc.		26,096,818,422		2,500,000
Hartford Series Fund, Inc.		17,552,044,385		2,500,000
Lattice Strategies Trust		1,797,521,747		1,500,000
Hartford Funds Exchange-Traded Trust		2,454,746,108		1,500,000
Hartford Schroders Private Opportunities Fund		35,665,177		1,500,000
Total	$	161,523,144,977	$	12,000,000
The Hartford Mutual Funds, Inc.				
The Hartford Balanced Income Fund	$	12,062,173,405		
The Hartford Capital Appreciation Fund	$	6,118,733,254		
The Hartford Checks and Balances Fund	$	1,356,287,262		
Hartford Climate Opportunities Fund	$	65,388,594		
The Hartford Conservative Allocation Fund	$	142,640,596		
Hartford Core Equity Fund	$	11,132,719,594		
The Hartford Dividend and Growth Fund	$	17,438,183,330		
Hartford Dynamic Bond Fund	$	2,836,198,753		
Hartford Emerging Markets Equity Fund	$	442,607,689		
The Hartford Emerging Markets Local Debt Fund	$	66,676,526		
The Hartford Equity Income Fund	$	4,963,684,239		
The Hartford Floating Rate Fund	$	1,172,847,606		
Hartford Global Impact Fund	$	299,372,546		
The Hartford Healthcare Fund	$	740,451,458		
The Hartford High Yield Fund	$	483,912,821		
The Hartford Inflation Plus Fund	$	443,696,050		
Hartford International Equity Fund	$	659,453,375		
The Hartford International Growth Fund	$	327,369,893		
The Hartford International Opportunities Fund	$	3,914,105,450		
The Hartford International Value Fund	$	9,562,760,274		
Hartford Low Duration High Income Fund	$	148,855,028		
The Hartford MidCap Fund	$	4,606,443,078		
The Hartford MidCap Value Fund	$	1,140,396,357		
Hartford Moderately Aggressive Allocation Fund	$	555,515,982		
Hartford Moderate Allocation Fund	$	316,923,575		
Hartford Multi-Asset Income Fund	$	691,419,725		
The Hartford Municipal Opportunities Fund	$	1,960,686,750		
Hartford Municipal Short Duration Fund	$	37,062,103		
Hartford Real Asset Fund	$	62,436,085		
The Hartford Short Duration Fund	$	2,081,611,022		
Hartford Small Cap Value Fund	$	176,855,217		
The Hartford Small Company Fund	$	602,285,812		
The Hartford Strategic Income Fund	$	5,319,083,491		
Hartford Sustainable Municipal Bond Fund	$	73,971,385		
The Hartford Total Return Bond Fund	$	5,361,476,757		
The Hartford World Bond Fund	$	16,222,064,055		
Total	$	113,586,349,138		

Hartford Series Fund, Inc.

Hartford Balanced HLS Fund	$	1,646,101,923
Hartford Capital Appreciation HLS Fund	$	3,646,783,437
Hartford Disciplined Equity HLS Fund	$	2,995,694,350
Hartford Dividend and Growth HLS Fund	$	3,203,114,096
Hartford Healthcare HLS Fund	$	99,375,259
Hartford International Opportunities HLS Fund	$	791,367,523
Hartford MidCap HLS Fund	$	799,554,685
Hartford Small Company HLS Fund	$	402,268,816
Hartford Stock HLS Fund	$	1,218,038,466
Hartford Total Return Bond HLS Fund	$	1,711,115,897
Hartford Ultrashort Bond HLS Fund	$	514,883,610
Hartford Small Cap Growth HLS Fund	$	523,746,323
Total	$	17,552,044,385

The Hartford Mutual Funds II, Inc.

The Hartford Growth Opportunities Fund	$	6,578,973,668
The Hartford Small Cap Growth Fund	$	288,873,235
Hartford Schroders Core Fixed Income Fund	$	85,850,571
Hartford Schroders Diversified Emerging Markets Fund	$	40,532,934
Hartford Schroders Diversified Opportunities Fund	$	202,652,033
Hartford Schroders Emerging Markets Equity Fund	$	5,676,396,153
Hartford Schroders Emerging Markets Multi-Sector Bond Fund	$	33,157,940
Hartford Schroders International Contrarian Value Fund	$	145,775,845
Hartford Schroders International Multi-Cap Value Fund	$	2,485,136,971
Hartford Schroders International Stock Fund	$	8,456,651,241
Hartford Schroders Tax-Aware Bond Fund	$	915,113,964
Hartford Schroders US MidCap Opportunities Fund	$	990,667,345
Hartford Schroders US Small Cap Opportunities Fund	$	197,036,523
Total	$	26,096,818,422

Lattice Strategies Trust

Hartford Disciplined US Equity ETF	$	138,739,087
Hartford Multifactor Developed Markets (ex-US) ETF	$	1,159,488,931
Hartford Multifactor Emerging Markets ETF	$	39,494,791
Hartford Multifactor Small Cap ETF	$	35,581,699
Hartford Multifactor US Equity ETF	$	473,174,887
Hartford US Value ETF	$	44,177,709
Hartford US Quality Growth ETF	$	45,603,731
Total	$	1,797,521,747

Hartford Funds Exchange-Traded Trust

Hartford AAA CLO ETF	$	112,413,341
Hartford Core Bond ETF	$	391,307,031
Hartford Large Cap Growth ETF	$	160,295,657
Hartford Municipal Opportunities ETF	$	599,074,594
Hartford Quality Value ETF	$	172,688,628
Hartford Schroders Tax-Aware Bond ETF	$	389,875,824
Hartford Strategic Income ETF	$	219,010,800
Hartford Total Return Bond ETF	$	2,454,746,108
Total	$	4,499,411,983

Hartford Schroders Private Opportunities Fund

	$	35,665,177
Total	$	35,665,177